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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-90992

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 24, 2003)

        VON HOFFMANN CORPORATION

10 1/4% SENIOR NOTES DUE 2009

and

10 3/8% SENIOR SUBORDINATED NOTES DUE 2007

AND

VON HOFFMANN HOLDINGS INC.

13 1/2% SUBORDINATED EXCHANGE DEBENTURES DUE 2009

The Company:

  •
  We manufacture four-color case-bound and soft-cover educational textbooks in the United States.

The 2009 notes and related guarantees:

  •
  Maturity: March 15, 2009.

  •
  Interest Payment: February 15 and August 15 of each year, beginning August 15, 2002.

  •
  Optional Redemption: Von Hoffmann may redeem the 2009 notes at any time prior to March 15, 2005, in whole or in part, upon notice to the holders, at a redemption price equal to the amount as calculated in accordance with the first paragraph under "Description of the Registered Securities—10 1/4% Senior Notes due 2009—Optional Redemption." Von Hoffmann may redeem the 2009 notes at any time on or after March 15, 2005, in whole or in part, in cash at the redemption prices described in this prospectus, plus accrued and unpaid interest to the date of redemption.

        In addition, on or before March 15, 2005, Von Hoffmann may redeem up to 35% of the aggregate principal amount of 2009 notes issued under the 2009 notes indenture with the proceeds of certain equity offerings. Von Hoffmann may make that redemption only if, after the redemption, at least 65% of the aggregate principal amount of notes issued under the 2009 notes indenture remains outstanding.

  •
  Ranking: The registered 2009 notes and the related guarantees will rank:

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  equal in right of payment to all of Von Hoffmann's and the guarantors' existing and future senior indebtedness;

  •
  senior in right of payment to Von Hoffmann's and the guarantors' existing and future subordinated indebtedness; and

  •
  effectively junior to Von Hoffmann's and the guarantors' secured indebtedness, including any borrowings under our senior credit facility.

The 2007 notes and related guarantees:

  •
  Maturity: May 15, 2007.

  •
  Interest Payment: May 15 and November 15 each year.

  •
  Optional Redemption: Von Hoffmann may redeem the 2007 notes at any time, in whole or in part, in cash at the redemption prices described in this prospectus, plus accrued and unpaid interest to the date of redemption.

  •
  Ranking: The registered 2007 notes and the related guarantees will rank:

  •
  junior in right of payment to all of Von Hoffmann's and the guarantors' existing and future senior indebtedness; and

  •
  equal in right of payment to Von Hoffmann's and the guarantors' existing and future senior subordinated indebtedness.

The 2009 Holdings debentures:

  •
  Maturity: May 15, 2009.

  •
  Interest Payment: May 15 and November 15 each year.

  •
  Optional Redemption: Holdings may redeem the 2009 Holdings debentures at any time, in whole or in part, in cash at the redemption prices described in this prospectus, plus accrued and unpaid interest to the date of redemption.

  •
  Ranking: The registered 2009 Holdings debentures will rank junior in right of payment to all of Holdings' existing and future senior indebtedness.

        CONSIDER CAREFULLY THE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 7 OF THE ACCOMPANYING PROSPECTUS.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This prospectus supplement, together with the prospectus and any other related prospectus supplements, is to used by Credit Suisse First Boston Corporation in connection with offers and sales in market-making transactions at negotiated prices related to prevailing market prices.

Credit Suisse First Boston Corporation

The date of this prospectus supplement is October 8, 2003

i

FORWARD-LOOKING STATEMENTS

        This prospectus supplement contains statements about future events and expectations, or forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future results. When we use words in this document, such as "anticipates," "intends," "plans," "believes," "estimates," "expects," and similar expressions, we do so to identify forward-looking statements. Examples of forward-looking statements include statements we make regarding:

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  our narrow product range;

  •
  our dependence on our facility in Jefferson City, Missouri;

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  the seasonality and cyclicality of our business;

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  possible interruptions or shortages in the supply of paper or other raw materials;

  •
  our relatively few number of customers;

  •
  our competitive business environment;

  •
  our ability to attract and retain key personnel;

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  our ability to integrate the operations of The Lehigh Press, Inc. and achieve related cost savings;

  •
  our significant capital expenditure requirements and significant environmental regulation in our industry;

  •
  future prospects of growth in the educational textbook market;

  •
  the level of future activity of the public school textbook adoption process;

  •
  demographic and other trends in the instructional materials market; and

  •
  our ability to maintain or increase our market share.

        You should keep in mind that any forward-looking statement made by us in this prospectus supplement or elsewhere speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus supplement after the date of this prospectus supplement, except as may be required by law. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this prospectus summary or elsewhere might not occur.

INDUSTRY AND MARKET DATA

        Industry and market data used throughout this prospectus supplement were obtained from industry and general publications published by third parties and in some cases, are management estimates based on its industry and other knowledge. The 2002 and 2003 editions of the Veronis Suhler Communications Industry Forecast (the "Veronis Forecast"), Educational Marketer, the U.S. Department of Commerce and the U.S. Department of Education are the primary sources of such third-party industry and general publications. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified market and industry data from third-party sources. Additionally, while we believe internal company estimates are reliable and market definitions are appropriate, they have not been verified by any independent sources. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors."

ii

SUMMARY

        The following summary highlights basic information about Von Hoffmann Corporation, formerly known as Von Hoffmann Press, Inc. It may not contain all of the information that is important to you. For a more comprehensive understanding of our company, you should read this entire document and the prospectus, including "Risk Factors." Unless the context indicates or otherwise requires, references in this prospectus summary to "Von Hoffmann," the "company," "we," "us" or "our" are to Von Hoffmann Corporation and its subsidiaries. "Holdings" refers to Von Hoffmann Holdings Inc., the parent of Von Hoffmann Corporation. Certain statements in this "Summary" are forward-looking statements. See "Forward-Looking Statements."

Our Company

        Founded in 1904, we believe that we are the leading manufacturer of four-color case-bound and soft-cover educational textbooks in the United States. Our products are sold principally to educational publishers who, in turn, sell them into the elementary and high school, or ELHI, and college instructional materials markets. In addition to textbook manufacturing, we provide our customers with a full range of value-added printing and design services from early design to final distribution. We believe we have an established reputation for superior quality, reliability and customer service, allowing us to build strong relationships with our customers, which include the major publishers of educational textbooks in the United States, including Houghton Mifflin Company, Pearson plc, The McGraw-Hill Companies and Harcourt, Inc. We estimate that our market share in our core business, the manufacture of four-color case-bound ELHI textbooks, was approximately 40% in 2002. On September 5, 2003, we entered into a definitive agreement to acquire all of the outstanding shares of The Lehigh Press, Inc., which is a leading provider of book covers and other components, and a provider of digital premedia and direct marketing printing services. Our net sales and Adjusted EBITDA for the twelve months ended June 30, 2003, on a pro forma basis after giving effect to the Transactions (as defined below) were $504.7 million and $81.7 million, respectively.

        Since 1998, we have diversified our product offerings and added new services through selected strategic acquisitions in order to enhance our position within the instructional materials market. In 1998, we added services such as design, art procurement, color separation and image setting, and expanded our product offerings with one- and two-color printing capabilities, workbooks and test kits. In 2000, we further diversified our product offerings with the addition of plastic inserts and overhead transparencies. We believe that these acquisitions, as well as the acquisition of Lehigh Press, position us to offer the broadest range of products and services available to the instructional materials market, including early design, manufacture and distribution. In addition to solidifying our position in the instructional materials market, our acquisitions have enabled us to expand our presence in the commercial book market.

        Over the past five years, we have invested approximately $90.0 million in high-quality, high-throughput machinery and plant expansions (excluding equipment obtained in acquisitions), enhancing our competitive position and providing capacity for future growth. These investments include additional four-color web printing presses, additional one- and two-color presses, sheet-fed presses, new digital pre-press equipment and additional manufacturing space. We have also invested extensively in customized, high-efficiency book-binding production lines. As a result of our capital investments, we believe we have created an opportunity to gain greater market share as well as to improve our competitive position.

Lehigh Press Acquisition

        On September 5, 2003, we entered into a definitive agreement to acquire all of the outstanding shares of Lehigh Press, Inc. Founded in 1924, Lehigh Press is a leading provider of book covers and other components, and a provider of digital premedia and direct marketing printing services, operating through its Lehigh Lithographers and Lehigh Direct divisions. Lehigh Lithographers is the leading provider of educational book components, with a market share of greater than 50% of the production of case-bound book covers for the ELHI and higher education market. Lehigh Direct competes in the $100.0 billion commercial printing marketplace with a particular focus on the $30.0 billion direct marketing sector. Lehigh Press' customer base includes every major U.S. ELHI textbook publisher and many of the leading U.S. direct marketers and advertisers. We have identified approximately $3.0 to $5.0 million in annual cost savings that we believe can be achieved through the combination of Lehigh Press and our company relating to the consolidation of certain manufacturing capabilities, the elimination of redundant corporate overhead expenses and a reduction in material expenses.

Industry Overview

        We primarily serve the instructional materials market, where we focus principally on the ELHI and higher education areas, for which we manufacture textbooks, standardized test materials and other educational materials. We believe that the market for ELHI and higher education instructional materials has attractive characteristics and remains one of the strongest sectors within the book-publishing industry. The market for ELHI and higher education instructional materials is characterized by the following:

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  Long-term Growth Prospects. The 2003 Veronis Forecast estimates that the end-market for ELHI and college instructional materials will grow from $8.4 billion in 2002 to $11.2 billion in 2007. We expect this growth to occur as a result of favorable trends, such as: (i) a continued high level of student enrollment at the ELHI level; (ii) an increase in the total enrollment at the college level, (iii) increased standardized testing for the measurement of educational performance; (iv) increased state funding for public elementary and secondary schools; (v) increased content per textbook due to the trend toward incremental state-specific content; and (vi) increased importance of supplemental materials.

  •
  ELHI Textbook Adoption Process. The textbook adoption process is an important driver in ELHI textbook sales. This process drives new content, and thus new product, into the textbook market. The "adoption process" refers to the curriculum acquisition policy of 21 states to designate an approved list of textbooks that may be used in the state public schools. These approved lists, which typically contain several titles per subject, are reviewed periodically, with states generally making adoptions in one or two subjects each year. While adoption states and non-adoption states generate roughly equal annual textbook sales and represent approximately an equal number of schools, adoption states drive new product development within a particular discipline, which, in turn, drives sales in non-adoption states.

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  Recurring Revenue Stream. When a publisher awards a textbook order to a printer, that printer typically receives the orders for the subsequent reprints of the textbook over the five to seven years it generally remains in print. After the initial printing of a textbook, it is unusual for a publisher to replace the initial printer due to the time and cost involved. As a result, reprints of existing titles represent a stable recurring base of revenues for the initial printer.

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  Importance of Quality, Service and Delivery. Product quality, customer service and on-time delivery are important to publishers because a failure to meet its delivery deadlines and quality specifications can result in losses to the publisher far greater than the price paid to the manufacturer for its services. For example, a shipment delay can have unfavorable effects on orders in future years. Consequently, textbook production, archiving and logistics must be timely, customer oriented and of the highest quality.

  •
  Barriers to Entry. We believe that there are significant barriers to entry into the instructional materials manufacturing industry due to: (i) the substantial initial investment in people, equipment and facilities required to compete; (ii) the reliance that publishers place on reputation for quality and reliability; and (iii) the well-established customer relationships.

Competitive Strengths

        We believe we are distinguished by the following competitive strengths:

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  Leading Market Share. We estimate that our market share in the manufacture of four-color case-bound ELHI textbooks was approximately 40% in 2002. We believe that our broad range of products and services positions us to maintain our leading ELHI market share and to benefit from the expected growth in that market. The Lehigh Press acquisition will reinforce our position in the ELHI market and will make us the leading manufacturer of case-bound educational textbook covers in the United States, with a market share of greater than 50% of that market.

  •
  Reputation for Superior Quality and Customer Service. We believe we are well regarded in the educational publishing market, where reliable service, product quality and the ability to solve complex production and distribution problems are important competitive attributes. We also believe that our products are among the highest quality in the market. With the addition of Lehigh Press, we further solidify our market reputation and expand our educational publisher relationships that, in some instances, have been in existence for four decades or more.

  •
  Focused Instructional Materials Manufacturer. We believe that we are the only major textbook manufacturer principally focused on serving the ELHI and college instructional materials market. The Lehigh Press acquisition enhances our position in this market by adding expertise in the manufacture of book covers and related components. Because of our commitment to the ELHI and college institutional materials market and our understanding of its key drivers and the needs of our customers, we believe that we are better positioned than many of our competitors to satisfy our educational customers' rigorous production and logistical requirements.

  •
  Single Source Supplier and Ability to Expand Relationships. We believe that we offer the broadest range of services among educational textbook manufacturers, including early design, manufacture and distribution. These services in turn allow us to collaborate with publishers in the early design phase of a book, thereby permitting us to establish broader and deeper relationships, as well as providing an additional source of revenue. The Lehigh Press acquisition further enhances this positioning as a "one-stop-shop" by expanding our education-related product offerings to include case-bound covers, soft-bound covers and jackets.

  •
  State-of-the-Art Manufacturing Facilities. We have invested approximately $90.0 million in high-quality, high-throughput machinery and plant expansions (excluding equipment obtained in acquisitions) over the past five years, which has enhanced our competitive position and significantly increased our production capacity. As a result, we believe that our 11 manufacturing facilities (which include three Lehigh Press facilities that we will have after the acquisition) and our highly specialized and flexible printing equipment are well suited to efficiently accommodate both large and small print runs characteristic of the instructional materials industry.

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  Skilled and Experienced Workforce and Management Team. We believe that our reputation for customer service can be attributed to the skill and experience of our employees and our highly-seasoned senior management team, which has an average of over 20 years experience in the instructional materials and book manufacturing industries. In addition, we believe that our significant investment in training, equipment and technology has increased the productivity level of our workforce.

Business Strategy

        The principal features of our business strategy include the following:

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  Enhance Our Position in the Instructional Materials Market. We will continue to leverage our capabilities and our long-standing customer relationships to maintain and enhance our position in the instructional materials market. In addition, as the Lehigh Press acquisition illustrates, we have made acquisitions to enhance our product and service offerings to the instructional materials market. As a result, we believe we have maintained our leading market share in our core business, the manufacturing of four-color case-bound ELHI textbooks, while expanding our product offerings.

  •
  Leverage Our Existing Manufacturing Capabilities and Capacity. The recent investments in our manufacturing facilities have enabled us to increase our manufacturing capabilities and capacity. We intend to leverage our facilities and our reputation in the overall instructional materials market to increase our presence in certain niche markets within the instructional materials market. By doing so, we believe that we will be able to better utilize our capacity and capabilities and increase our market share. We also intend to take advantage of the seasonality in the instructional materials market by committing our resources and capacity to the manufacturing of products for the commercial book market.

  •
  Consider Selective Acquisitions. Since 1998, we have pursued a focused acquisition strategy that has strengthened our position within the instructional materials market by broadening our product offerings to our educational customers. We have historically targeted companies within the highly fragmented instructional materials manufacturing market. We will continue to explore selective acquisitions that increase our cash flow and strengthen our customer relationships.

DLJ Merchant Banking Partners II, L.P.

        In May 1997, DLJ Merchant Banking Partners II, L.P. and certain of its affiliates (collectively, DLJ Merchant Banking), along with certain other investors, acquired Holdings and us. DLJ Merchant Banking owns approximately 98.5% of the equity of Holdings, which owns 100% of our company's equity. DLJ Merchant Banking is an affiliate of Credit Suisse First Boston LLC, or CSFB.

The Transactions

        On September 5, 2003, we entered into a definitive agreement to acquire all of the outstanding shares of Lehigh Press for $110.0 million in cash, subject to certain adjustments. We intend to finance the purchase price through the incurrence of debt and cash-on-hand. This transaction is scheduled to be completed by early November. In addition, DLJ Merchant Banking has committed to make an equity investment of $20.0 million in Holdings to be used for its general corporate purposes, which may include the repurchase of Holdings' existing debt. The recently announced proposed offering of $60.0 million in senior notes due 2009 (the "new notes") (which will have terms substantially similar as the existing 2009 notes) and the application of the net proceeds therefrom, the recently proposed acquisition of Lehigh Press, proposed $20.0 million equity investment in Holdings by DLJ Merchant Banking, the amendments of our senior credit facility and the borrowing of funds under our senior credit facility for the Lehigh Press acquisition, are collectively referred to as the "Transactions."

Executive Offices

        We and Holdings are Delaware corporations. Our and Holdings' principal executive offices are located at 1000 Camera Avenue, St. Louis, Missouri 63126, and our and Holdings' telephone number at that address is (314) 966-0909.

RISK FACTORS

        You should carefully consider the risk factors set forth below and in the accompanying prospectus as well as the other information contained in this prospectus supplement and in the accompanying prospectus before investing in the notes. The risks described below and in the accompanying prospectus are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of these risks could materially and adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

If we are unable to successfully integrate the Lehigh Press business into our business, or if upon integration we fail to realize the expected cost savings of the combination, our operations could be disrupted and may suffer.

        Our intended acquisition of the Lehigh Press business will significantly increase the size and geographic scope of our operations. Our management's attention will be focused, in part, on the integration process for the foreseeable future. Our ability to integrate the Lehigh Press business with our existing business will be critical to the future success of our business. Our integration strategies are subject to numerous conditions beyond our control, including the possibility of negative reactions by existing customers or employees or adverse general and regional economic conditions, general negative industry trends and competition.

        We also may be unable to achieve the anticipated synergies and benefits from the Lehigh Press acquisition. If we are unable to realize these anticipated benefits due to our inability to address the challenges of integrating the Lehigh Press business or for any other reason, it could have a material adverse effect on our business and financial and operating results.

THE TRANSACTIONS

        On September 5, 2003, we entered into a definitive agreement to acquire all of the outstanding shares of Lehigh Press for $110.0 million in cash, subject to certain adjustments. Founded in 1924, Lehigh Press is a leading provider of book covers and other components, and a provider of digital premedia and direct marketing printing services, operating through its Lehigh Lithographers and Lehigh Direct divisions. Lehigh Lithographers is the leading provider of educational book components with a market share of greater than 50% of the production of case-bound book covers for the ELHI and college market. Lehigh Direct competes in the $100.0 billion commercial printing marketplace with a particular focus on the $30.0 billion direct marketing sector. Lehigh Press serves a premier customer base that includes every major U.S. textbook publisher and many of the leading U.S. direct marketers and advertisers.

        We intend to finance the purchase price of the Lehigh Press acquisition with the borrowing of funds under our senior credit facility and cash on-hand. We anticipate that we will close the Lehigh Press acquisition by early November 2003. The closing of the Lehigh Press acquisition, however, is subject to customary closing conditions and we cannot guarantee when, or if, the acquisition will close. In the event that the Lehigh Press acquisition is not completed by December 31, 2003, or, if earlier, the purchase agreement relating to the acquisition is terminated, we will be required to redeem $60,000,000 aggregate principal amount of the new notes.

        We will amend our senior credit facility to, among other things, permit our issuance of the new notes and the Lehigh Press acquisition. Our senior credit facility will provide for revolving loans of up to $90.0 million, and will include a $10.0 million sublimit for the issuance of standby and commercial letters of credit and a $10.0 million sublimit for swingline loans. These available amounts are subject to a borrowing base equal to a specified percentage of our eligible inventory and receivables and, subject to a limit, our eligible property, plant and equipment. See "Description of Certain Indebtedness." We will draw approximately $50.0 million from this facility in order to finance the Lehigh Press acquisition.

        In addition, DLJ Merchant Banking has committed to make an equity investment of $20.0 million in Holdings to be used for its general corporate purposes, which may include the repurchase of Holdings' existing debt.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma consolidated financial information of our parent, Von Hoffmann Holdings Inc. ("Holdings") is based on our consolidated financial statements and the consolidated financial statements of Lehigh Press. The unaudited pro forma consolidated balance sheet as of June 30, 2003 gives effect to the recently announced proposed offering of $60.0 million in senior notes due 2009 and the application of the net proceeds therefrom, the recently announced proposed acquisition of Lehigh Press, proposed $20.0 million equity investment in Holdings by DLJ Merchant Banking Partners II, LP and certain of its affiliates, the amendment of our senior credit facility and the borrowing of funds under our senior credit facility for the Lehigh Press acquisition as if they had occurred on June 30, 2003. The unaudited pro forma consolidated statements of operations for the year ended December 31, 2002 and the six month periods ended June 30, 2002 and 2003 give effect to the Transactions as if they had occurred at the beginning of the period presented.

        The unaudited pro forma consolidated financial information is presented for informational purposes only and does not purport to represent what our results of operations or financial position would actually have been had the Transactions occurred on the dates specified, nor do they purport to project our results of operations or financial position for any future period or at any future date. The pro forma adjustments are based on available information and certain assumptions that we believe are reasonable.

Von Hoffmann Holdings Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Balance Sheet
As of June 30, 2003
(in thousands)

	Von Hoffmann Holdings Inc. (Actual)	The Lehigh Press, Inc. (Actual)	Pro Forma Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$10,203	$74	$128,415	(1)	$27,492
			(111,200	)(2)
Trade accounts receivable	62,065	21,848	—		83,913
Other receivables	—	443	—		443
Inventories	39,491	4,528	383	(2)	44,402
Deferred income taxes	2,509	418	—		2,927
Prepaid expenses	852	794	—		1,646

Total current assets	115,120	28,105	17,598		160,823
Deferred debt issuance cost	10,032	184	2,235	(1)	12,267
			(184	)(3)
Property, plant, and equipment, net	121,913	37,906	37,906	(2)	197,725
Goodwill	189,855	7,450	38,608	(2)	228,463
			(7,450	)(3)
Other intangibles	—	109	14,526	(2)	14,635

	$436,920	$73,754	$103,239		$613,913

Liabilities and stockholders' equity
Current liabilities:
Trade accounts payable	$22,567	$11,464	$—		$34,031
Other accrued expenses	16,998	480	—		17,478
Salaries and wages	6,914	2,214	—		9,128
Income taxes payable	1,476	692	(579	)(1)	1,589
Current portion of long-term debt	—	—	—		—

Total current liabilities	47,955	14,850	(579)		62,226
Long-term liabilities and reserves:
Deferred income taxes	10,203	3,232	19,541	(2)	32,976
Deferred compensation, pensions & other	—	8,720	—		8,720
Senior credit facility	—	41,061	50,000	(1)	50,000
			(41,061	)(4)
Senior notes	215,000	—	60,000	(1)	275,000
Premium on senior notes	—	—	2,400	(1)	2,400
Senior subordinated notes	100,000	—	—		100,000
Holdings—Subordinated exchange debentures	38,340	—	—		38,340

	363,543	53,013	90,880		507,436
Stockholders' equity:
Common stock	716	20	200	(1)	916
			(20	)(5)
Additional paid-in capital	86,434	1,025	19,700	(1)	106,134
			(1,025	)(5)
(Accumulated deficit) retained earnings	(52,753)	8,596	(1,071	)(1)	(53,824)
			(8,596	)(5)
Treasury stock, at cost	(8,470)	—	—		(8,470)
Other comprehensive income	—	(3,750)	3,750	(5)	—
Note receivable	(505)	—	—		(505)

	25,422	5,891	12,938		44,251

	$436,920	$73,754	$103,239		$613,913

Von Hoffmann Holdings Inc. and Subsidiaries
Notes to Unaudited Pro Forma Consolidated Balance Sheet
(in thousands)

(1)
Represents net proceeds from the issuance of $60.0 million in aggregate principal amount of the notes at an assumed price of 104% of par, borrowings under the senior credit facility and proceeds to Holdings from the issuance of common stock.

Senior credit facility	$50,000
New notes	62,400
Common stock	20,000
Less: financing fees and expenses	(3,985)

$128,415

  The proceeds from the issuance of common stock at the Holdings level will be used for its general corporate purposes. We do not expect that these proceeds will be loaned or contributed to us or used as funding for the Lehigh Press acquisition.

  Fees of $1,650 associated with the Lehigh Press acquisition will be reflected directly in accumulated deficit, net of taxes of $579. Additional fees of $100 are related to the issuance of common stock and have been recorded as a reduction of additional paid-in capital. Fees and expenses of $2,235 associated with the amendment to our senior credit facility and the offering of the new notes have been capitalized as debt issuance costs.

(2)
Represents the acquisition of the outstanding common stock of Lehigh Press for $110.0 million, subject to certain potential adjustments, plus fees associated with the acquisition. The preliminary purchase price allocation is based on Lehigh Press' net assets as of June 30, 2003.

        The following is a summary of the preliminary purchase price allocation:

Cash consideration paid at closing	$110,000
Estimated acquisition fees and expenses	1,200

Total purchase price	111,200
Less: Book value of net assets acquired	39,318
Adjustments to fair value of net assets acquired:
Inventories	383
Property, plant and equipment	37,906
Other intangibles	14,526
Deferred taxes	(19,541)

72,592

Goodwill	$38,608

  The calculation above is based on Lehigh Press' net assets as of June 30, 2003. Because the closing date of the Lehigh Press acquisition will be different from the closing date for the new notes offering, the purchase price allocations will vary accordingly. The acquisition will be accounted for under the purchase method of accounting in accordance with the SFAS No. 141, "Business Combinations" and the resulting goodwill and other intangible assets will be accounted for under SFAS No. 142, "Goodwill and Other Intangible Assets." We are in the process of obtaining third party valuations of property, plant and equipment and certain intangible assets (i.e., non-compete agreements, customer agreements, etc.); accordingly the allocation of the purchase price in excess of the net assets acquired is subject to adjustment. The purchase price allocation is preliminary and has been made solely for the purpose of developing the pro forma financial information.

(3)
Represents adjustments to eliminate goodwill and debt issuance costs of Lehigh Press.

(4)
Represents the repayment of Lehigh Press' various long-term debt by stockholders of Lehigh Press in connection with the Transactions.

(5)
Represents the adjustment to eliminate Lehigh Press' stockholders' equity.

Von Hoffmann Holdings Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Operations
Year Ended December 31, 2002
(in thousands)

	Von Hoffmann Holdings Inc. (Actual)	The Lehigh Press, Inc. (Actual)	Pro Forma Adjustments		Pro Forma
Net sales	$379,437	$118,741	$—		$498,178
Cost of products and services	321,331	88,022	3,142	(1)	412,495

Gross profit	58,106	30,719	(3,142)		85,683
Operating expenses:
Selling and administrative expenses	26,177	22,862	1,720	(1)	50,759
Special consulting expenses	2,453	—	—		2,453

	28,630	22,862	1,720		53,212

Income from operations	29,476	7,857	(4,862)		32,471
Interest income	269	—	—		269
Gain on disposal of depreciable assets	2,771	10	—		2,781
Other expense	—	(83)	—		(83)
Gain on debt extinguishment, net	282	—	—		282
Interest expense	(33,557)	(2,102)	(5,844	)(2)	(41,503)
Interest expense—subordinated exchange debentures	(5,530)	—	—		(5,530)

Income (loss) before income taxes	(6,289)	5,682	(10,706)		(11,313)
Income tax provision (benefit)	(993)	2,107	(3,961	)(3)	(2,847)

Net income (loss)	$(5,296)	$3,575	$(6,745)		$(8,466)

Basic and diluted net loss per common share (4)	$(0.08)				$(0.10)

Von Hoffmann Holdings Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Operations
Six Months Ended June 30, 2003
(in thousands)

	Von Hoffmann Holdings Inc. (Actual)	The Lehigh Press, Inc. (Actual)	Pro Forma Adjustments		Pro Forma
Net sales	$198,114	$67,316	$—		$265,430
Cost of products and services	161,901	50,001	1,423	(1)	213,325

Gross profit	36,213	17,315	(1,423)		52,105
Operating expenses:
Selling and administrative expenses	11,089	11,702	981	(1)	23,772
Special consulting expenses	334	—	—		334

	11,423	11,702	981		24,106

Income from operations	24,790	5,613	(2,404)		27,999
Interest income	45	—	—		45
Gain (loss) on disposal of depreciable assets	(289)	12	—		(277)
Other expense	—	(49)	—		(49)
Interest expense	(17,662)	(931)	(3,032	)(2)	(21,625)
Interest expense—subordinated exchange debentures	(2,659)	—	—		(2,659)

Income (loss) before income taxes	4,225	4,645	(5,436)		3,434
Income tax provision (benefit)	1,738	1,834	(2,011	)(3)	1,561

Net income (loss)	$2,487	$2,811	$(3,425)		$1,873

Basic net income per common share (4)	$0.04				$0.02

Diluted net income per common share (4)	$0.04				$0.02

Von Hoffmann Holdings Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Operations
Six Months Ended June 30, 2002
(in thousands)

	Von Hoffmann Holdings Inc. (Actual)	The Lehigh Press, Inc. (Actual)	Pro Forma Adjustments		Pro Forma
Net sales	$194,692	$64,175	$—		$258,867
Cost of products and services	165,451	46,051	1,583	(1)	213,085

Gross profit	29,241	18,124	(1,583)		45,782
Operating expenses:
Selling and administrative expenses	14,165	11,798	901	(1)	26,864
Special consulting expenses	1,713	—	—		1,713

	15,878	11,798	901		28,577

Income from operations	13,363	6,326	(2,484)		17,205
Interest income	158	—	—		158
Gain on disposal of depreciable assets	3,011	10	—		3,021
Other expense	—	(56)	—		(56)
Loss on debt extinguishment	(3,125)	—	—		(3,125)
Interest expense	(15,644)	(1,108)	(2,866	)(2)	(19,618)
Interest expense—subordinated exchange debentures	(3,278)	—	—		(3,278)

Income (loss) before income taxes	(5,515)	5,172	(5,350)		(5,693)
Income tax provision (benefit)	(1,990)	2,170	(1,979	)(3)	(1,799)

Net income (loss)	$(3,525)	$3,002	$(3,371)		$(3,894)

Basic and diluted net loss per common share (4)	$(0.05)				$(0.04)

Von Hoffmann Holdings Inc. and Subsidiaries
Notes to Unaudited Pro Forma Consolidated Statements of Operations
(in thousands)

(1)
Details of the unaudited pro forma adjustments to costs of products and services and selling and administrative expenses reflect the following as a result of the acquisition:

	Year Ended December 31, 2002	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
Costs of products and services:
Incremental depreciation	$3,142	$1,423	$1,583

Selling and administrative expenses:
Incremental depreciation	$309	$118	$171
Amortization of other intangibles	4,069	2,034	2,034
Elimination of stockholder expenses	(2,315)	(1,029)	(1,133)
Elimination of previous amortization expense	(343)	(142)	(171)

	$1,720	$981	$901

  The incremental depreciation results from the allocation of the purchase price to property, plant and equipment acquired in the acquisition of Lehigh Press. Depreciation was calculated using estimated useful lives. The amortization of other intangibles reflects the impact of amortizing non-compete agreements and customer agreements and lists over the periods specified within the agreements.

  The elimination of stockholders' expenses reflect the elimination of compensation, fringe benefits and other costs directly associated with two stockholders whose employment will not continue upon completion of the acquisition. The elimination of previous amortization expense reflects the adjustment for the elimination of compensation arrangements associated with these stockholders.

(2)
Details of the unaudited pro forma adjustments to interest expense reflect the following as a result of the Transactions:

	Year Ended December 31, 2002	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
Senior credit facility	$1,813	$907	$907
New Notes	6,150	3,075	3,075
Amortization of debt issuance costs	367	210	184
Amortization of premium	(384)	(229)	(192)
Elimination of Lehigh Press interest expense	(2,102)	(931)	(1,108)

	$5,844	$3,032	$2,866

  The adjustments above assume borrowings under the senior credit facility of $50,000 at a 4.25% interest rate and the issuance of the notes at a stated coupon rate of 10.25%. The amortization of debt premium reflects straight-line amortization of the premium on the notes assuming a price of 104% of par. The amortization of debt issuance costs represents the amortization of the costs incurred as part of the issuance of the notes and the amendment to the senior credit facility.

  A 1/8% change in the interest rate would result in interest expense increasing or decreasing by $133, $66 and $66 for the year ended December 31, 2002, six months ended June 30, 2003 and six months ended June 30, 2002, respectively.

(3)
Represents the adjustment for the estimated income tax effect of the aggregate pro forma adjustments using a pro forma effective income tax rate of 37.0%.

(4)
Pro forma basic and diluted net income per common share reflects the additional 20.0 million shares of Holdings common stock issued as if the shares were issued at the beginning of the specified period.

BUSINESS

The Instructional Materials Industry

        We primarily serve the instructional materials market, from which we derived approximately 71% of our 2002 net sales. Within the overall instructional materials market, we focus principally on the ELHI and higher education areas, for which we manufacture textbooks, standardized test materials and other educational materials.

        ELHI Market.    The ELHI instructional materials market is driven by the textbook adoption cycle, student enrollment, an increased focus on accountability and testing standards and state and federal funding for education.

        The textbook adoption process is a key factor affecting annual fluctuations in ELHI textbook sales. This process drives new content, and thus new product, into the textbook market. The ELHI textbook market is divided between states where publishers can market their books directly to school districts, known as "open territory" states, and states where districts must first get state approval to purchase textbooks, known as "adoption" states. In open territory states, textbooks are purchased independently by local school districts or by individual schools themselves. These states do not issue statewide schedules for purchasing or lists of state-selected instructional materials. By contrast, in an adoption state, a committee screens textbooks for approval for purchase within the state. Once they are on an approved list, these textbooks can be purchased by the individual districts within the state. These initial purchases tend to take place over a one- to three-year timeframe with reprints extending over an additional four to five years.

        Adoptions can represent a significant revenue stream for publishers and can be particularly lucrative when large adoption states such as California, Texas or Florida adopt materials in key subject areas such as reading, mathematics or science. The 21 adoption states typically represent 50% of the K-12 publishers' annual textbook sales, with the balance coming from the open territories. While the two groups are roughly equal in the number of schools that each represents, adoption states drive product development, which drives sales in non-adoption states as well.

        According to U.S. Department of Education statistics, a record number of approximately 53 million students was expected to enter K-12 classrooms for the 2002-2003 school year. This number is expected to remain at historically high levels through 2007.

        Standards, accountability and testing have also impacted the ELHI market. The mounting importance of standardized test scores and, in many cases, performance-based pay for teachers, have given rise to strong sales of standardized tests in the past decade and publisher's acquisitions of testing companies. In January 2002, Congress re-authorized the Elementary and Secondary Education Act, which was initially enacted in 1965, to raise student achievement levels through a combination of higher standards, stronger accountability, improved teacher quality and increased resources. It also provided for a 20% increase in overall funding for federal elementary and secondary education programs.

        Funds allocated to instructional materials at the ELHI levels increased from 1999 to 2002 as a consequence of higher enrollments, more robust state tax revenues and increased state and local spending as a result of an increased emphasis on improving the quality of public education. The five largest textbook markets, ranked by total textbook spending—California, Texas, Florida, New York and Illinois, which account for approximately one third of all spending—saw a combined state funding increase of 13.8% from 1999 to 2002, reaching $1.1 billion for the 2001-2002 school year. Funds for the instructional materials in these five states within the ELHI market, however, are expected to decrease approximately 10.5% in the 2003 school year. This significant decrease is due to an estimated 25.8% reduction in spending in California in 2003. Spending in the four remaining states is expected to remain stable for the upcoming school year.

        Projected total spending on ELHI instructional materials is expected to increase at a compound annual growth rate of 3.5% from 2002 to 2007, reaching an estimated $4.7 billion in 2007. Increased state funding, anticipated adoptions and maintained high levels of enrollment growth are expected to generate revenue growth in the ELHI market in the forecasted period. While the funding allocated to the instructional materials market within the ELHI levels is anticipated to increase in the next five years, funding is dependent upon federal, state and local tax revenue and numerous states and localities are under budgetary constraints and are currently addressing deficit positions, which could result in short-term funding reductions for these materials and may delay future adoptions.

        College Market.    The college instructional materials market is driven primarily by student enrollment. College enrollment is projected to rise to 16.8 million by the year 2007, an increase of approximately 7.9% from 2002. Full time enrollments increased five years in a row from 1998 to 2002. This trend is expected to continue as the population of college age students continues to grow, laid-off workers go back to college, and nontraditional students return to college to expand their skill sets in a tighter job market.

        End-user spending on college instructional materials is projected to rise at a compound annual growth rate of 7.9% from 2002 to 2007, reaching an estimated $6.5 billion in 2007.

The Commercial Printing Market

        We compete in a $7.0 billion subset of the $100.0 billion commercial printing market, supplying a wide variety of end users with one-, two- and four-color case-bound and soft-cover printing with varied binding styles. The areas in which we compete include business-to-business catalogs, trade, healthcare manuals, computer hardware and software manuals and documentation and government (state and federal) manuals. This market does not experience the same seasonality as the instructional materials market, with increased volume usually occurring in the second half of the year.

        After the Lehigh Press acquisition, we will also compete in a $30.0 billion direct market sector within the overall commercial printing market, supplying highly personalized and sophisticated inline finished products for a wide variety of direct marketing applications.

Operating Divisions

        Following the acquisition of Lehigh Press, we will provide our products and services to the instructional materials and commercial printing markets through five operating divisions as follows:

Operating Division	Product and Service Offerings
Von Hoffmann, or VH	•	Four-color hard- and soft-cover educational textbooks
	•	One- and two-color educational textbooks
	•	Standardized, secure educational testing materials
	•	Commercial one-, two- and four-color books
	•	Fulfillment
Precision	•	Plastic printing: overhead transparency products and plastic inserts for scholastic textbooks
H&S Graphics	•	Digital pre-press
	•	Composition
Preface	•	Design and creative services
	•	Editorial development
	•	Composition
Lehigh Press	•	Textbook covers, ancillary products, and digital text page production and pre-press for the book publishing industry
	•	Specialized promotional web printing focused on direct marketing sector

        VH.    VH is our largest operating division and includes the businesses of Von Hoffmann Press, Inc. and Von Hoffmann Graphics, Inc. (which was comprised of the businesses of Custom Printing Company, Inc. and Bawden Printing), which were merged together in February 2002. VH produces one-, two- and four-color textbooks and testing materials for the instructional materials market and one-, two- and four-color books for the commercial printing market. Its educational customers include virtually all of the major domestic publishers of ELHI and college textbooks, including the educational publishing divisions of Houghton Mifflin, Pearson, McGraw-Hill and Harcourt. Its commercial customers include the U.S. Government Printing Office, General Motors Corporation, Modus Media, Adobe Systems, Inc. and Bowne Business Communication.

        VH's Jefferson City, Missouri facility focuses almost exclusively on the manufacture of four-color products including textbooks for the ELHI and college markets and commercial products. We employ specially modified machinery to meet the demanding service, quality and delivery requirements of these markets and believe that we are better able than our competitors to accommodate the relatively short lead-times and highly variable run lengths that typify the four-color product industries. These factors distinguish us from other book manufacturers who focus on multiple products and for whom four-color products represent only a small portion of overall product mix. VH also operates our Owensville, Missouri and Eldridge, Iowa facilities, which focus on the one- and two-color book manufacturing market. These facilities also feature binding operations, including adhesive and saddle-stitch styles, and provide fulfillment and distribution services. In addition, VH operates our Frederick, Maryland facility, which is strategically located near our customer base in the Northeast, and which produces products for the specialty trade and ancillary education workbook market.

        Over the past five years, we have invested in state-of-the-art, integrated digital pre-press equipment that streamlines and enhances the traditional pre-press process, which historically involved a publisher sending artwork out for color separation and the production of film, which is then sent to a printer to create printing plates. Through the purchase of this equipment and the acquisitions of H&S Graphics and Preface, we now have the ability to perform all the necessary pre-press work from digital media provided by our customers. This system gives us the capability to make plates in a computer-to-plate environment, saving time and reducing the opportunities for error. This is particularly significant in the textbook adoption process, which entails repeated changes to a book and multiple short-run print jobs.

        Precision.    Founded in 1951, Precision is a sheet-fed print and bindery operation that sells primarily to the educational textbook market. Precision was acquired in March 2000 in order to provide our customers with a more complete and balanced product offering. Precision derives approximately 80% of its revenues from plastic printing, which consists of overhead transparency products and plastic inserts for educational textbooks, with the remaining 20% of revenues derived from paper printing. Precision's customer base includes the same major educational publishing houses with whom we have long-standing relationships, including McGraw-Hill, Houghton Mifflin, Pearson and Harcourt. The acquisition of Precision strategically advances our goal of providing our customers with a more complete and balanced product offering.

        H&S Graphics and Preface.    In June 1998, we acquired H&S Graphics and Preface, which added to our ability to serve publishers in the design, creative editorial development, digital pre-press and composition areas of book production. Offering these services, which represent the early production processes in the manufacturing of a book, position us to manage production more efficiently and more fully serve the needs of the educational publisher.

        Lehigh Press.    Founded in 1924, Lehigh Press is a provider of highly specialized web and sheet-fed component printing services with market and technology leadership in two attractive print sectors. Lehigh Press is being acquired to increase our product offerings to our customer base and to provide increased capabilities, including design, prepress, manufacturing, fulfillment and distribution. Lehigh Press operates through two operating divisions: Lehigh Lithographers and Lehigh Direct.

        Lehigh Lithographers is a market leader in cover component manufacturing for the ELHI and college market sectors of the book publishing industry. In 2002, sales of textbook covers and digital production and pre-press services to these market sectors represented 89% of Lehigh Lithographers total sales. Lehigh Lithographers also prints specialty commercial products, such as posters, folders, catalogs and brochures. Lehigh Lithographers' customer base includes the same major educational publishing houses with whom we have long-standing relationships, including McGraw-Hill, Houghton Mifflin, Pearson and Harcourt.

        Educational book publishers customarily outsource the printing and manufacturing of their textbooks. A crucial factor of that outsourcing is the various components required to produce a finished product. Lehigh Lithographers specializes in providing educational textbook components, principally highly differentiated book covers and digital production and pre-press services, to these publishers. The cover provides the critical first impression of the textbook to administrators, teachers and students and is one of the most specialized and complex components to produce in a school program. Typically, the cover represents between 10% and 15% of the print and manufacturing cost of the book to the publisher.

        Lehigh Lithographers relies on its nearly five decades of market leadership and ten sheet-fed presses, which are primarily six color. Lehigh Lithographers is an innovator when it comes to providing high quality products and services that enhance the finished nature and quality of book components. For example, Lehigh Lithographers offers many distinctive products and services including trademarked decorative techniques: Decogram® and LeHiFi®. Decogram® involves combining foil stamping and custom die manufacturing with printed graphics to reflect light and create the impression of movement and dimension. It can be tailored to produce any effect, from subtle to emphatic. LeHiFi® is a special six-color integrated printing process that creates amazingly life-like colors. Additional high value finishing processes include aqueous coating, overall and spot UV coatings, film lamination, embossing, foil and hologram image stamping as well as post embossing.

        Lehigh Lithographers is the leading provider of educational case-bound book covers in the United States with a share of greater than 50%, which is broadly recognized as the highest margin component sector in the book manufacturing industry. Additionally, Lehigh Lithographers was the sole provider of cover components for eight of the top ten best selling K-8 textbook series in 2002, and shared the providing of cover components for the remaining series. As these books will reprint for a period of two to five years, we believe that a corresponding stable stream of revenue for Lehigh Lithographers will continue during that time.

        Lehigh Direct provides a range of unique, innovative printing products and services to the direct marketing sector. Lehigh Direct has over 30 years of experience in the processing of direct marketing materials. Lehigh Direct incorporates eight web presses ranging from four- to eight-color presses and from 26 inches to 50 inches in width. Lehigh Direct can accommodate large marketing projects with digital pre-press, personalization, dimensional printing, inline finishing, data processing and mailing services. Lehigh Direct's inline capabilities include die-cutting, hot-melt glue, plow folding, rotary cutting, rub-offs, scoring, numbering and micro-encapsulation. Lehigh Direct's customer base includes The American Automobile Association, Inc. (AAA), Columbia House Holdings, Inc., GEICO Corporation, Publishers Clearing House, Inc. and Walgreen Co.

Sales and Marketing

        Instructional Materials Market.    Our educational textbook sales team, consisting of approximately 20 employees, works to develop, support, and enhance our relationships with publishers in both the college and ELHI markets, as well as with smaller independent publishers. The cost of printing a textbook typically represents a small percentage of a publisher's total cost for a textbook, but the failure to meet a production deadline could result in a significant loss to the publisher. As a result, competition in the textbook manufacturing industry is equally service- and quality-driven. Accordingly, a significant element of our marketing efforts consists of maintaining close relationships with our customers to ensure proper production and scheduling and timely delivery. Our senior management team and sales support staff maintain close contact with key customers in order to identify relevant issues affecting these customers as well as to identify competitive advantages. In addition, the sales force and planners are in daily contact with the manufacturing personnel of our customers with pending indications or firm orders in order to deal with changes or production issues that arise throughout the process.

        We have concentrated on maintaining long-standing relationships with the major educational publishers. These publishers have consolidated significantly over the past several years, reducing the major educational publishers to four. These publishers accounted for approximately 42% of our net sales during 2002.

        Commercial Printing Market.    Our sales and marketing organization has developed and is pursuing a focused sales strategy across the identified commercial market segments. With 25 dedicated sales people, we address this market on a national level. Customer needs are matched to one of our eight manufacturing facilities and our array of production capabilities.

Operations and Production

        As a contract print manufacturer, we principally manufacture products pursuant to firm customer orders. Our key manufacturing and distribution functions include:

  •
  creating page designs and digital files;

  •
  producing printing plates from film or directly from digital files provided by customers or created from our extensive library;

  •
  purchasing paper and other components supplied by other manufacturers;

  •
  printing and binding;

  •
  packaging, storing and shipping finished products;

  •
  archiving, preserving and reformatting film and digital files for reprints; and

  •
  fulfillment of customer orders, inserting CDs and packaging.

        Our typical production run size ranges from less than 5,000 units to over 100,000 units, with the capability to produce profitable runs under 5,000 units. We can cost-effectively produce these short runs due to our unique ability to shift work rapidly among printing presses. Customers generally seek to lower costs by maintaining low inventory levels and ordering small quantities for just-in-time delivery. Our management believes that our ability to produce short runs effectively is a significant competitive advantage.

        We have configured our physical plant and trained our workforce to print both short-run and long-run quantities. The length of a run of a given title is highly variable over its life span. We believe our "make ready" time per changeover is significantly less than that of our major competitors. This capability lowers unit costs, making it economically feasible to print fewer copies. This is important as it allows our customers to minimize their inventory levels while maintaining the ability to adjust subsequent production orders in response to unforeseen sales patterns and unexpected stock shortages. As the trend towards more customized products becomes more apparent, we believe we are well-positioned to produce shorter runs efficiently and thereby accommodate our customers' needs.

        Pricing and Scheduling.    In order to meet the demands of the highly competitive, time-sensitive printing markets, we manage estimating and pricing centrally from our St. Louis headquarters. We have implemented a master scheduling program for the print and bind business that will optimize plant utilization on a company-wide basis. Work may move from plant to plant based on specific capabilities or capacity demands. We have dedicated customer service representatives at each facility in an effort to meet the needs of our customers.

        Pre-Press.    We have invested in state-of-the-art, integrated digital pre-press equipment that streamlines and enhances the traditional pre-press process. Rather than outsourcing this service, all of our printing facilities have the ability to perform the complete digital pre-press workflow directly from digital media provided by our customers. This system gives us the capability to make plates using the single-burn process, saving time and expense, while reducing the chance of error. This is particularly significant in products which entail repeated changes and multiple short-run print jobs. We provide direct-to-plate capabilities, which eliminate the film-output step of the pre-press process. We now have complete redundancy in the digital pre-press process throughout our plants, which gives us increased flexibility in the manufacturing process.

        Printing and Binding.    We have a variety of web printing presses configured to maximize our manufacturing flexibility. Although a certain number of our presses are dedicated to 9", 10" or 11" products, these presses are highly specialized and have been modified to have the flexibility to print any of these sizes on the next-larger press size. Specifically, we have developed equipment adaptations and proprietary production methods for our printing and binding operations that significantly reduce the make-ready time per changeover of plates as compared to that of our competitors. In addition, our state-of-the-art modified web presses are capable of running at speeds of up to 50,000 impressions per hour.

        Over the past five years, we have invested approximately $90.0 million in high-quality, high-throughput machinery and plant expansions (excluding equipment obtained in acquisitions), enhancing our competitive position and significantly expanding our production capacity for future growth. Our investments have been made in additional one through four-color web printing presses, additional sheet-fed presses, new digital pre-press equipment and additional manufacturing space. We have also invested extensively in customized, highly efficient bookbinding production lines.

        We currently maintain multiple binding lines in each of the manufacturing plants, providing several different binding methods to accommodate various customer preferences. We offer virtually all the binding options used in the industry, including McCain, Smyth Case, Spiral Wire Hardbound, Spiral Wire, Adhesive Case, Side Wire, Saddle Stitch, Adhesive Paper, Plastic Comb, Wire-O-Hardback, Wire-O, Spiral Plastic and the proprietary "Von-Bind" Case.

        Approximately 50% of ELHI textbooks are shipped to states that require publishers to keep a particular title in print and supply orders for reprints for periods generally ranging from five to eight years. Other ELHI and college textbooks are kept in print for approximately four to six years. The reprint business is also necessitated by partial corrections or copyright edition changes that must be made in order to incorporate new information or to comply with editorial changes demanded by school committees in various states. In 2002, approximately 80% of our four-color ELHI net sales were generated from reprints, and we retained over 98% of our ELHI reprint business while losing less than 2% to competitors.

        When a textbook is first published, digital files or a set of film are created for producing reprints. It is both time-consuming and costly to move film or digital files from one printer to another with different presses, as the film or digital files would likely require reformatting. Therefore, publishers have a disincentive to switch manufacturers for the reprints of a title, which creates a backlog of future business for the original manufacturer.

        Facilities.    Following the consummation of the Lehigh Press acquisition, our facilities will consist of our corporate headquarters located in St. Louis, Missouri and eleven separate production facilities located in Jefferson City and Owensville, Missouri; Eldridge, Iowa; Frederick, Maryland; Schaumberg, Rolling Meadows, Broadview and Elk Grove Village, Illinois; Pennsauken, New Jersey and Leesport and Dauberville, Pennsylvania. The Jefferson City facility is our principal production facility for our four-color web presses and binding capabilities. Certain information regarding our facilities is set forth in the table below.

Facility Location	Principal Purpose	Square Footage	Status
St. Louis, Missouri	Corporate headquarters	170,000	Owned
Jefferson City, Missouri	Four-color book manufacturing	636,000	Owned
Owensville, Missouri	One- and two-color book manufacturing, distribution and fulfillment	450,000	Owned
Eldridge, Iowa	One- and two-color book manufacturing	325,000	Owned
Frederick, Maryland	One- and two-color book manufacturing	200,000	Owned
Schaumberg, Illinois	Book design	9,100	Leased
Rolling Meadows, Illinois	Digital pre-press and book design	23,000	Owned
Leesport, Pennsylvania	Printing inserts and overheads	29,000	Owned
Dauberville, Pennsylvania	Precision bindery and manufacturing	24,000	Owned
Broadview, Illinois	Digital direct marketing pre-press and production	212,000	Owned
Pennsauken, New Jersey	Digital pre-press and book cover production	113,400	Owned
Elk Grove Village, Illinois	Digital text page pre-press and production	16,600	Owned

Raw Materials

        Paper costs represent approximately 37% of our net sales and over 81% of raw material costs in the manufacturing process. Paper costs generally flow through to the customer as we generally order paper for specific orders and do not take significant commodity risk on paper.

        We have implemented a paper management program with several customers, which is designed to allow us to: (i) standardize the type of paper we use on presses and greatly reduces production and start-up costs; and (ii) avoid the cost of additional storage space and production inefficiencies required by separating each publisher's consigned paper. In 2002, approximately 55% of our paper usage was procured through this program.

        We operate our paper programs with three major paper suppliers, the largest and most significant of which is The Mead Corporation, now known as MeadWestvaco Corporation, which provides approximately 90% of the paper for this program. The benefits to us, our customers and paper producers have allowed our paper management program to grow consistently.

Employees

        As of December 31, 2002, we had 1,883 employees, and following the consummation of the Transactions, we will have approximately 2,375 employees. Approximately 315 of our current employees are represented by affiliates of the Graphic Communications International Union, or the "GCIU," under collective bargaining agreements that expire between August and November 2005. Following the consummation of the Lehigh Press acquisition, 166 and two of our employees will be represented by affiliates of the GCIU and the International Brotherhood of Teamsters, respectively, under collective bargaining agreements that expire between April 2004 and March 2008. We believe that relations with our employees are generally good.

Competition

        The educational textbook market is highly competitive. The factors by which textbook manufacturers are chosen include the ability to maintain and adhere to a strict manufacturing schedule, the quality of product and service, competitive pricing and capability to provide "one-stop shopping" to the publisher. The commercial book manufacturing market is also very competitive. Competitive advantages include pricing, quality, service and rapid turnaround as well as other non-print, value-added services including fulfillment and distribution. We compete in the educational textbook market by leveraging our reputation for quality and full-service and by providing competitive pricing and rapid turnaround. By directing a highly-focused sales effort, opportunities for us are often identified in niches where value-added services are required and commodity-like price competition is less prevalent. Our major competitors in the one- and two-color educational and commercial book manufacturing markets are the Banta Corporation and The Hess Companies. Our major competitors in the four-color educational textbook manufacturing market are R.R. Donnelley & Sons Company and Quebecor World Inc. Following the consummation of the Lehigh Press acquisition, we will also compete with Coral Graphics Services, Inc. and Phoenix Color Corporation, through Lehigh Lithographers, and with Vertis Inc. through Lehigh Direct. Lehigh Direct's other primary competitors are Banta Corporation, R.R. Donnelley and Quebecor.

        We believe that there are significant barriers to entry in the instructional materials market due to the significant initial investment in people, equipment and facilities that is required to compete. In addition, we believe it would take several years for a new entrant to develop the reputation for quality, service and delivery necessary to develop the significant base of titles needed to establish the recurring reprint volume required to achieve sufficient capacity utilization.

        Our competition in the commercial printing market is comprised of a more extensive array of smaller and more diversified printing companies that range in size and scope. The costs of entry are not as significant as the instructional materials market for people, equipment and facilities. However, no single competitor encompasses a market position that would prevent our growth in this market sector.

Legal and Environmental Matters

        We do not believe that there are any pending legal proceedings which, if adversely determined, would have a material adverse effect on our financial condition or results of operations.

        We are subject to regulations under various and changing federal, state and local laws relating to the environment and to employee safety and health. These environmental regulations include those relating to the generation, storage, transportation, disposal, release and emission into the environment of various substances. Permits are required for operation of our business (particularly air emission permits), and these permits are subject to renewal, modification and, in certain circumstances, revocation. We are also subject to regulation under various and changing federal, state and local laws that allow regulatory authorities to compel (or to seek reimbursement for) the clean-up of environmental contamination at our own sites and at facilities where our waste products are or have been disposed.

        We have internal controls dedicated to compliance with all applicable environmental laws. Management believes that our capital expenditures to comply with federal, state and local provisions for environmental controls, as well as expenditures for our share of costs for environmental clean-up, if any, will not be material and will not have a material effect upon our earnings or our competitive position.

MANAGEMENT

Directors and Executive Officers

        The names of our directors and executive officers and their respective ages and positions are as follows:

Von Hoffmann Corporation*

Name	Age	Position
Robert S. Christie(1)	49	Chairman of the Board and Director
Robert S. Mathews(1)†	51	Chief Executive Officer, President, Chief Operating Officer and Director
Gary C. Wetzel	38	Senior Vice President, Chief Financial Officer and Treasurer
John R. DePaul(2)	46	Senior Vice President—Education Sales & President, Lehigh Lithographers Division
Jack R. Field	45	Senior Vice President—Commercial Sales
Craig A. Nelson	56	Senior Vice President of Human Resources
Andrew D. Ortstadt	44	Chief Information Officer
David F. Burgstahler	35	Director
James A. Quella(1)	53	Director
Harold E. Layman	56	Director

*
Robert A. Uhlenhop serves as a director of Holdings; otherwise, the directors of Holdings are identical to those of our company. Additionally, Messrs. Christie and Wetzel hold identical offices in both companies.

†
Chairman, Chief Executive Officer, President and Director of H&S Graphics, Preface, and Precision.

(1)
Member of our Operations Review Committee.

(2)
Mr. DePaul's employment is effective upon the closing of the Lehigh Press acquisition.

        Robert S. Christie was appointed as a director of our company and Holdings in February 2002 and was appointed as the Chairman of the Board of Holdings and our company in January 2003. He was the President and Chief Executive Officer for Thomson Learning Corporation from 1998 to 2001, and from 1996 to 1998, he was President and Chief Executive Officer of Thomson Learnings' subsidiary Thomson & Thomson.

        Robert S. Mathews was appointed as our Chief Operating Officer in January 2002 and as our President, Chief Executive Officer and director in February 2002. Mr. Mathews also was appointed as Chief Executive Officer, President and a director of Holdings in February 2002. From 2000 to 2002, Mr. Mathews was President of our Von Hoffmann Graphics operating division, which was merged into our company in February 2002. From 1997 to 2000, he served as Senior Vice President of Quebecor World, which is a competitor of ours in the book manufacturing industry, and from 1996 to 1997, Mr. Mathews was Executive Vice President of Graphic Industries Inc. From 1994 to 1996, he was President of R.R. Donnelley, which is a competitor of ours in the book manufacturing industry.

        Gary C. Wetzel was appointed as Senior Vice President, Chief Financial Officer and Treasurer in October 2002. From 1998 to 2002, he served as Group Vice President—Finance and Administration for Quebecor World Printing, which is a competitor of ours in the book manufacturing industry.

        John R. DePaul will be appointed as Senior Vice President—Education Sales & President, Lehigh Lithographers Division effective as of the closing of the acquisition of Lehigh Press. Mr. DePaul has served as President of Lehigh Lithographers since 1993. From 1992 to 1993, he served as Vice President and General Manager of Lehigh Lithographers, and from 1987 to 1992, he served as Lehigh Lithographers' New York Regional Sales Manager. Mr. DePaul has been with Lehigh Press since 1977.

        Jack R. Field was appointed as Senior Vice President—Commercial Sales in September 2003. From January 2002 to September 2003, he was our Senior Vice President of Sales and Marketing. From 2000 to 2002, he was Senior Vice President of Sales for our Von Hoffmann Graphics division, which was merged into our company in February 2002. From 1998 to 2000, he was Vice President of Sales for Graphic Communications, Inc., which is a company that provides printing and binding services, and from 1980 to 1998 he was a Senior Account Executive for R.R. Donnelley.

        Craig A. Nelson has been our Senior Vice President of Human Resources since 1990 and joined us in 1973.

        Andrew D. Ortstadt was appointed as Chief Information Officer in April 2002. From 1998 to 2002, he served as Vice President—Demand Management Systems for Moore Corporation, Ltd., known as Moore Business Forms.

        David F. Burgstahler has been a director of our company since 2000 and Holdings since 1998. He is a Director of CSFB and Principal of DLJ Merchant Banking. Mr. Burgstahler joined CSFB in 2000 when it merged with Donaldson, Lufkin & Jenrette, or DLJ, where he was a Vice President of DLJ Merchant Banking from 1999 to 2001 and an associate from 1997 to 1999. Mr. Burgstahler received a B.S. in Aerospace Engineering from the University of Kansas in 1991 and in 1995 received a M.B.A. from Harvard Business School. Mr. Burgstahler also serves as a director of Haights Cross Communications, Inc., WRC Media Inc., Focus Technologies Inc. and Jostens Inc. He also serves on the Board of the Diller-Quaile School of Music in New York City.

        James A. Quella has been a director of our company and Holdings since 2000. He holds the position of Managing Director of DLJ Merchant Banking. Mr. Quella joined CSFB in 2000 when it merged with DLJ, where he was a Managing Director and Senior Operating Partner in DLJ Merchant Banking. Mr. Quella was a Managing Director for GH Venture Partners LLC from January 2000 to July 2000. From 1997 to 2000, Mr. Quella served as Vice Chairman of Mercer Management Consulting, Inc. He was a senior consultant with Mercer from 1990 to 1997. Mr. Quella currently serves as a director of Advanstar Communications Inc., DeCrane Aircraft Holdings, Inc. and Merrill Corporation.

        Harold E. Layman was appointed as a director of Holdings and our company in December 2002. Mr. Layman was the President, Chief Executive Officer and Chief Operating Officer of Blount International, Inc., a diversified industrial company with revenues of $800 million, from 2000 to 2002. Mr. Layman has served as a director of Blount International Inc. since 2000. From 1993 to 1999, Mr. Layman served as Chief Financial Officer of Blount International Inc.

        Each director serves for a term of one year.

Employment Agreements

DePaul Employment Agreement

        We entered into an employment agreement with Mr. DePaul effective upon the closing of the Lehigh Press acquisition. Pursuant to that agreement, Mr. DePaul will serve in an executive position for us until December 31, 2005. Mr. DePaul will serve as Senior Vice President—Education Sales & President, Lehigh Lithographers Division. In exchange for his services, Mr. DePaul will be compensated with a base salary of $250,000, an annual non-discretionary bonus in the amount of $50,000 and an additional annual bonus in an amount that can equal up to 35% of his base salary if certain performance and financial targets, to be established by our President and Chief Executive Officer from time to time, are met. Additionally, Holdings will grant Mr. DePaul options to purchase up to 150,000 shares of Holdings common stock under the 2003 Stock Option Plan, and Mr. DePaul will have the right to purchase up to 1,000,000 shares of Holdings common stock at a price per share of $1.00 within 30 days after the acquisition of Lehigh Press. In the event that Mr. DePaul is terminated for cause, he will be entitled to his base salary through the date of his termination, but will not be entitled to any additional compensation. If Mr. DePaul is terminated without cause, he is entitled to receive an amount in cash equal to the greater of (i) $250,000, or (ii) the base salary that would otherwise have been payable to him if his employment had not been terminated and he had remained employed by us through and until December 31, 2005. The employment agreement also includes a non-competition provision prohibiting Mr. DePaul from competing with us for one year from the termination of his employment agreement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Stock Purchase Agreement with DLJ Merchant Banking

        As part of the Transactions, Holdings and DLJ Merchant Banking expect to enter into a stock purchase agreement pursuant to which DLJ Merchant Banking will purchase from Holdings 20,000,000 shares of Holdings' common stock for a purchase price of $1.00 per share. The proceeds of that investment may be used by Holdings for its general corporate purposes, which may include the purchase of debt or equity securities. We believe the terms of this agreement are no less favorable to us than could be obtained from independent third parties.

Other

        Additionally, CSFB acted as syndication agent in connection with the senior credit facility for which it received certain customary fees and expenses. CSFB will also receive customary fees in connection with the amendment to the senior credit facility. CSFB has also, from time to time, provided investment banking and other financial advisory services to Holdings in the past for which it has received customary compensation, and will provide such services and financial advisory services to Holdings in the future. In particular, CSFB acted as initial purchaser in connection with the initial sale of the 2007 Notes and 2009 Notes. CSFB also helped facilitate Holdings' open market purchases of Holdings' Subordinated Exchange Debentures for which it received a fee. We believe the compensation received by CSFB in these transactions was no less favorable to us than could have been obtained from independent third parties.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Credit Facility

        We entered into a senior credit facility on March 26, 2002, which we will amend as part of the Transactions, to, among other things, permit the issuance of the new notes and the Lehigh Press acquisition. We anticipate that our senior credit facility, as amended, will provide for revolving loans of up to $90.0 million, which, at our option, may be increased to provide additional borrowings, subject to finding lenders willing to provide such increase, including a $10.0 million sublimit for the issuance of stand by and commercial letters of credit and a $10.0 million sublimit for swingline loans. We have requested that the lenders under our senior credit facility agree to provide these increased commitments. As of June 30, 2003 on a pro forma basis after giving effect to the Transactions, we had $50.0 million of outstanding pro forma indebtedness under the senior credit facility and had $30.7 million of additional borrowings available under our senior credit facility, after excluding $2.0 million of letters of credit outstanding under that facility. The senior credit facility will terminate November 15, 2006, although in certain circumstances it can be extended to March 26, 2007. We and substantially all of our subsidiaries are the borrowers under the facility and Holdings and substantially all of our subsidiaries unconditionally guarantee the obligations under the facility.

        All borrowings, except for swingline loans, bear interest, at our option, at either the administrative agent's alternate base rate plus 1.75% per annum or reserve-adjusted LIBOR plus 3.0% per annum. Swingline loans bear interest as base rate loans. The applicable margins may be adjusted based on our ratio of debt to EBITDA. We pay customary administration fees and expenses and pay commitment fees of 0.625% per annum on the unused portion of the senior credit facility.

        We may prepay outstanding revolving loans without penalty, provided, however, that LIBOR breakage costs, if any, will be for our account. Subject to certain exceptions, we are required to make certain mandatory prepayments, including with: (i) 100% of the net proceeds from certain asset sales; (ii) 100% of the net proceeds from the sale or issuance of certain debt securities other than the notes; (iii) 50% (or 25% if our ratio of debt to EBITDA falls below an agreed upon level) of the net proceeds from the sale or issuance of certain equity securities; and (iv) certain proceeds of casualty or condemnation events.

        Borrowings and letters of credit under the senior credit facility are limited to an amount not in excess of a borrowing base equal to specified percentages of our eligible inventory and receivables and, subject to a limit, our eligible property, plant and equipment.

        Our obligations under the senior credit facility are secured by a first-priority perfected lien on our outstanding capital stock and substantially all of our and our subsidiaries' property and assets.

        The senior credit facility contains customary covenants and restrictions on our ability to engage in certain activities, including incurring debt or liens, paying dividends or repurchasing our equity securities, voluntarily prepaying certain indebtedness (including the new notes, the 2009 Notes and the 2007 Notes), selling assets, making acquisitions, entering into mergers or similar transactions or engaging in transactions with affiliates. The senior credit facility restricts us from repurchasing the 2009 Notes and the 2007 Notes prior to their maturity, except under certain circumstances, although, if the Lehigh Press acquisition is not completed by December 31, 2003, or, if earlier the purchase agreement relating to the acquisition is terminated, the redemption of the notes is permitted. In addition, the senior credit facility requires that we meet or exceed certain fixed charge coverage ratios and not exceed specified leverage ratios. It also includes customary events of default.

INDEPENDENT ACCOUNTANTS

        The consolidated financial statements of The Lehigh Press, Inc. at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, appearing in this prospectus supplement have been audited by Ernst & Young LLP, independent accountants, to the extent and for the periods indicated in their report thereon.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
The Lehigh Press, Inc.

        We have audited the accompanying balance sheets of The Lehigh Press, Inc. as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Lehigh Press, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 2 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002.

/s/ ERNST & YOUNG LLP

March 5, 2003, except for Note 10 as to which the date is
September 5, 2003

THE LEHIGH PRESS, INC.

BALANCE SHEETS

	December 31
	2002	2001
	(In Thousands)
Assets
Current assets:
Cash	$749	$41
Receivables:
Trade, less allowance of $91,000 in 2002 and $141,000 in 2001	12,896	17,254
Other	732	961

	13,628	18,215
Refundable income taxes	—	191
Inventories:
Raw materials and supplies	2,075	2,169
Work-in-process	1,487	1,788

	3,562	3,957
Deferred income taxes	418	488
Other	680	907

Total current assets	19,037	23,799
Property and equipment, net	35,462	36,240
Goodwill	7,450	7,450
Other intangible assets, net	214	274
Other	114	132

Total assets	$62,277	$67,895

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued expenses	$11,314	$17,112
Accrued compensation	2,432	1,865
Accrued interest	152	245
Accrued income taxes	636	181

Total current liabilities	14,534	19,403
Long-term debt	33,652	38,210
Deferred income taxes	3,232	5,017
Deferred compensation, pensions, and other liabilities	7,832	2,871

Total liabilities	59,250	65,501
Stockholders' equity:
Common stock, no par value; stated value $.10 per share:
Authorized—1,000,000 shares; Issued and outstanding—195,466 shares	20	20
Additional paid-in capital	1,025	1,025
Restricted stock—unearned compensation	(53)	(181)
Accumulated other comprehensive loss	(3,750)	(680)
Retained earnings	5,785	2,210

Total stockholders' equity	3,027	2,394

Total liabilities and stockholders' equity	$62,277	$67,895

See accompanying notes.

THE LEHIGH PRESS, INC.

STATEMENTS OF OPERATIONS

	Year ended December 31
	2002	2001	2000
	(In Thousands)
Net sales	$118,741	$120,187	$133,306
Cost of sales	88,022	94,801	103,582

Gross profit	30,719	25,386	29,724
Selling and administrative expenses	22,862	20,118	22,442

Operating income	7,857	5,268	7,282
Nonoperating expenses:
Interest	2,102	3,011	4,129
Other, net	73	88	744

Total non operating expenses	2,175	3,099	4,873

Income before income taxes	5,682	2,169	2,409
Income taxes	2,107	1,020	829

Net income	$3,575	$1,149	$1,580

See accompanying notes.

THE LEHIGH PRESS, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Restricted Stock	Accumulated Other Comprehensive Loss	Retained Earnings (Deficit)	Total
	(In Thousands)
Balances, January 1, 2000	$20	$1,025	$(435)	$—	$(519)	$91
Net income					1,580	1,580
Amortization of unearned compensation			127			127

Balances, December 31, 2000	$20	$1,025	$(308)	$—	$1,061	$1,798
Comprehensive income:
Net income					1,149	1,149
Other comprehensive loss—Minimum pension liability adjustment (net of related tax benefit of $417)				(680)		(680)

Total comprehensive income						469

Amortization of unearned compensation			127			127

Balances, December 31, 2001	$20	$1,025	$(181)	$(680)	$2,210	$2,394
Comprehensive income:
Net income					3,575	3,575
Other comprehensive loss—Minimum pension liability adjustment (net of related tax benefit of $2,300)				(3,070)		(3,070)

Total comprehensive income						505

Amortization of unearned compensation			128			128

Balances, December 31, 2002	$20	$1,025	$(53)	$(3,750)	$5,785	$3,027

See accompanying notes.

THE LEHIGH PRESS, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2002	2001	2000
	(In Thousands)
Operating activities
Net income	$3,575	$1,149	$1,580
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5,779	5,058	4,946
Amortization	404	699	701
Income from equity investment	—	—	(272)
Bad debt write-offs (recoveries), net	217	(10)	370
Provision for deferred income taxes	273	710	249
Gain on disposition of equipment	(10)	(28)	(132)
Changes in operating assets and liabilities:
Decrease (increase) in receivables	4,370	(337)	2,600
Decrease (increase) in inventories	395	924	(450)
Decrease (increase) in other current assets	436	(463)	200
(Decrease) increase in accounts payable and accrued expenses	(4,974)	(863)	1,099
Decrease in deferred compensation, pensions, and other	(208)	(1,089)	(685)

Net cash provided by operating activities	10,257	5,750	10,206
Investing activities
Purchases of property and equipment	(5,001)	(10,994)	(6,480)
Cash proceeds from sale of equity investment	—	—	3,500
Proceeds from sale of equipment	10	69	192
Increase in equity investment	—	—	(1,064)

Net cash used in investing activities	(4,991)	(10,925)	(3,852)
Financing activities
(Payments) borrowings under revolving credit facility, net	(1,799)	827	—
Payments on other borrowings	(4,814)	(3,929)	(13,103)
Proceeds from other borrowings	2,055	8,237	6,785

Net cash (used in) provided by financing activities	(4,558)	5,135	(6,318)

Net increase (decrease) in cash	708	(40)	36
Cash at beginning of year	41	81	45

Cash at end of year	$749	$41	$81

Supplemental disclosures of cash flow information
Cash paid during the year for interest	$2,136	$2,985	$3,832

Cash paid during the year for income taxes	$950	$865	$809

        See accompanying notes.

THE LEHIGH PRESS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. Business

        The Lehigh Press, Inc. (the "Company") operates as a comprehensive printing enterprise, producing products and materials for the commercial in-line printing market and components for the educational textbook and trade market; its customers are located throughout much of the United States. Two customers accounted for 22% of the Company's sales for the year ended December 31, 2002. Three customers each accounted for 10% of the Company's sales for the year ended December 31, 2001.

2. Summary of Significant Accounting Policies

Accounts Receivable

        Accounts receivable are reported net of an allowance for doubtful accounts. The Company performs ongoing credit evaluations of its customers and provides for anticipated losses based on prior experience and specific collectibility matters when they arise.

Inventories

        Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment

        Property and equipment are recorded at cost and are depreciated over their estimated useful lives on the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The Company capitalizes all repair and maintenance costs which result in significant increases in the useful life of the underlying asset. All other repair and maintenance costs are expensed as incurred. Building and improvements are depreciated over useful lives of 20 to 30 years, machinery and equipment are depreciated over useful lives of five to 11 years, and other fixed assets are depreciated over useful lives of three to 10 years.

Intangible Assets and Amortization

        Intangible assets consist of goodwill, which is no longer amortized as explained in the next paragraph, and deferred financing fees, which are amortized by the straight-line method over the seven-year term of the related debt agreement.

        As of January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). Accordingly, the Company will no longer amortize goodwill, but will instead evaluate it for impairment annually. Had the Company adopted SFAS 142 on January 1, 2000, the historical net income for 2000 and 2001 would have increased by $296,000 to $1,876,000 and $1,445,000, respectively.

        SFAS 142 requires the Company to conduct its goodwill impairment testing at the reporting unit level. The Company determined its reporting units to be its book components business for the educational and trade market and its commercial printing business, compared their carrying amounts to their estimated fair values, and concluded that there was no goodwill impairment as of December 31, 2002. Fair value for this purpose was determined by reference to earnings multiples currently employed in the printing industry to value businesses similar to the Company.

Income Taxes

        Deferred tax liabilities and assets are determined based on the difference between the book and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The deferred income tax provision or benefit for the period is then the difference in the net liabilities or assets as of the beginning and end of the year.

Sales Recognition

        The Company follows the industry practice of recognizing a sale upon shipment or completed production of customers' orders, whichever occurs first. Shipping costs approximating $3,266,000, $3,465,000, $3,606,000 in 2002, 2001, and 2000, respectively, are included in net sales. The Company has no material amounts of finished goods inventory since substantially all of its sales are produced to customer specifications.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

        Certain prior-year balances in 2000 were reclassified to conform to the subsequent years' presentation.

3. Property and Equipment

        Property and equipment are summarized as follows:

	2002	2001
	(In Thousands)
Land	$2,290	$2,290
Building and improvements	12,377	11,836
Machinery and equipment	75,400	73,236
Other	1,620	1,950

	91,687	89,312
Less accumulated depreciation	(56,225)	(53,072)

	$35,462	$36,240

        Interest is capitalized in connection with major construction projects of machinery and equipment. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. Interest of $131,000 was capitalized in 2001. No interest was capitalized in 2000 or 2002.

4. Borrowings

        Long-term debt consists of the following:

	2002	2001
	(In Thousands)
Term loan — LIBOR rate plus 3.00% or bank base rate plus 0.75% (4.64% at December 31, 2002), payable in quarterly installments of $766,667 commencing April 1, 2000 with a final payment of $5,051,467 due July 19, 2006	$14,251	$17,478
Revolving credit loan — LIBOR rate plus 2.50% or bank base rate plus .25% (4.5% at December 31, 2002)	8,571	10,370
Capital expenditure loan — LIBOR rate plus 3.00% or bank base rate plus 0.75% (5% at December 31, 2002), payable in quarterly installments of $310,850	4,795	3,710
Equipment promissory note — 7.75%, payable in monthly installments of $75,891 commencing with a final payment of $910,698 due December 21, 2011	5,888	6,000
Junior subordinated note payable to stockholder — 8%, due September 15, 2004	65	65
Equipment promissory note payable in monthly installments through 2004, interest rate of 6.8% and other	82	587

	33,652	38,210
Less: Current portion	-	—

Total long-term debt	$33,652	$38,210

        The Company has a $60,000,000 credit facility that is in effect through July 19, 2006, originally consisting of $48,000,000 in term loan and revolving credit loan capacity (the Revolving Credit Commitment) and $12,000,000 in capital expenditure loan capacity. This credit loan agreement is secured by substantially all of the assets of the Company. The Revolving Credit Commitment contains various restrictive covenants with respect to additional borrowings, sales of assets or common stock, payments for cash dividends, capital expenditures or other defined transactions, and certain financial ratios.

        Borrowing under the revolving credit facility is based on a formula applied to the Company's accounts receivable and inventories. The credit facility has a fee equal to .25% of the difference between (a) the Revolving Credit Commitment of $48,000,000 (less the then-current outstanding principal portion of the term loan) and (b) the greater of (i) the actual amount of the average outstanding revolving credit loans and (ii) $25,000,000.

        An amendment to the Company's loan agreements, dated June 23, 2000, provided a revolving credit borrowing facility for L.P.P.R., Inc., a company formed by the Company's Chairman and major stockholder to effect his acquisition of the Company's net assets and business in Puerto Rico. L.P.P.R., Inc. can borrow the lesser of $1,600,000, or the amount obtained by applying an eligibility formula to L.P.P.R, Inc.'s accounts receivable and inventories. The Company and L.P.P.R., Inc. are liable for these borrowings on a joint and several basis. At December 31, 2002, L.P.P.R., Inc.'s outstanding borrowings under the credit line were $1,113,000. Such amount has not been recorded in the financial statements of the Company.

        Under the capital expenditure facility, borrowings are made at 90% of the qualified capital expenditure invoiced cost. Principal payments under this facility are on a quarterly basis over five years, commencing on the first date of the fiscal quarter immediately following the date of the loan. At December 31, 2002, $4,041,000 is available for borrowing under this capital expenditure facility because repayments of outstanding borrowings cannot be re-borrowed.

        The Junior Subordinated Note of $1,565,000 is an obligation owed to the Company's Chairman and major stockholder. This note has been offset by the $1,500,000 note receivable from the Chairman acquired in the 2000 sale of the Puerto Rico business.

        The minimum contractual maturities of long-term borrowings are as follows:

Fiscal Year	Borrowings
(In Thousands)
2003	$4,798
2004	4,901
2005	4,860
2006	15,280
2007	641
2008 and thereafter	3,172

$33,652

        The Company intends to use the funds received under the revolving credit facility to meet current maturities of long-term borrowings and, accordingly, all debt is classified as long-term in the balance sheets.

5. Lease Commitments

        The Company leases property and equipment under operating lease arrangements expiring at various dates, including renewal options, through 2007. All of the Company's printing presses that are under operating leases contain purchase options at the end of the lease term based on pre-defined fair market values, which are not considered to be bargain purchase options.

        The approximate minimum rental commitments are $2,697,000 in 2003, $2,589,000 in 2004, $1,169,000 in 2005, $757,000 in 2006, and $258,000 in 2007. Rent expense for 2000, 2001 and 2002 was approximately $2,925,000, $3,185,000, $3,129,000, respectively.

THE LEHIGH PRESS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

6. Pensions and Other Benefits

        The Company maintains a trusteed, noncontributory defined benefit pension plan for employees not otherwise covered by collective bargaining agreements and unfunded supplemental retirement plans for certain key employees. The following tables set forth the components of the changes in benefit obligations and fair value of plan assets during 2002 and 2001 as well as the funded status and amounts both recognized and not recognized in the balance sheets at December 31, 2002 and 2001:

	Pension Benefits		Other Benefits
	2002	2001	2002	2001
	(Dollars In Thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$23,030	$20,795	$1,696	$1,511
Service cost	913	802	34	58
Interest cost	1,664	1,532	112	113
Actuarial losses	1,846	901	17	101
Plan amendments	135	—	(44)	—
Benefits paid	(850)	(800)	(87)	(87)
Administrative expenses	(212)	(200)	—	—

Benefit obligation at end of year	$26,526	$23,030	$1,728	$1,696

Change in plan assets:
Fair value of plan assets at beginning of year	$17,714	$17,506	$—	$—
Actual return on plan assets	(1,812)	179	—	—
Company contributions	2,511	1,029	87	87
Benefits paid	(850)	(800)	(87)	(87)
Administrative expenses	(212)	(200)	—	—

Fair value of plan assets at end of year	$17,351	$17,714	$—	$—

Funded status	$(9,175)	$(5,316)	$(1,728)	$(1,696)
Unrecognized net actuarial loss (gain)	8,165	3,062	(23)	(40)
Unamortized prior service cost	249	165	(14)	27
Accrual adjustment	—	—	237	—

Net amount recognized	$(761)	$(2,089)	$(1,528)	$(1,709)

Amounts recognized in the balance sheets consist of:
Accrued benefit liability	$(7,060)	$(3,351)	$(1,528)	$(1,715)
Intangible asset	249	165	—	6
Accumulated other comprehensive loss	6,050	1,097	—	—

Net amount recognized	$(761)	$(2,089)	$(1,528)	$(1,709)

Weighted-average assumptions as of December 31:
Discount rate	6.75%	7.25%	6.75%	7.25%
Expected return on plan assets	8.50%	9.00%	—	—
Rate of compensation increase	3.00%	3.50%	3.00%	3.00%

	Pension Benefits			Other Benefits
	2002	2001	2000	2002	2001	2000
	(In Thousands)
Components of net periodic benefit cost:
Annual service cost	$913	$802	$650	$33	$59	$40
Interest cost	1,664	1,532	1,427	112	113	105
Expected return on plan assets	(1,557)	(1,570)	(1,439)	—	—	—
Amortization of prior service cost	51	23	23	(2)	4	4
Amortization of (gains) losses	112	—	—	—	3	(6)

Net periodic benefit cost	$1,183	$787	$661	$143	$179	$143

        The Company charged $3,070,000 (net of taxes of $1,883,000) to its other comprehensive loss account (a component of stockholders' equity) in 2002 to adjust its minimum pension liability to $6,050,000 net of a $2,300,000 deferred income tax benefit.

        Charges to operations for contributions to a multi-employer pension plan covered by labor union contracts were $422,000, $573,000, and $454,000 for 2002, 2001, and 2000 respectively. These amounts were determined by contract and the Company does not administer or control the funds in any way. The Fund's administrator reported to the Company that the Fund had no unfunded vesting liability and no withdrawal liability for contributing employers as of the most recent actuarial report dated April 30, 2002.

        The Company also has a 401(k) defined contribution retirement plan for the benefit of all employees who meet certain age and hours-of-service requirements. Eligible employees may contribute varying percentages of their compensation to the plan and the Company, at the discretion of its Board of Directors, may make contributions. Company contribution expense for 2002, 2001 and 2000 was $126,000, $12,000, and $179,000, respectively.

        The Company has no formal bonus plan. Bonuses are discretionary, and generally are expensed when paid unless there is a designation that the bonus awards are for a specific past performance. Bonuses awarded for 2002 totaled $1,252,000. No bonuses were awarded for 2001. Bonuses awarded for 2000 totaled $1,118,000.

7. Stockholders' Equity

        Under the terms of a five-year restricted stock agreement with the Company's President and Chief Executive Officer (the "Executive"), the Company issued 44,260 shares of restricted stock in May 1998.

        The restricted stock agreement requires the Company to repurchase the vested shares upon a change in control, as defined, at certain minimum guaranteed repurchase amounts based on the shares' then-fair value, as defined.

        An agreement with the Executive provides for the Company's reserving up to 9% of its fully diluted Common Stock for issuance pursuant to equity awards to be made at the Executive's discretion. Options to purchase a total of 17,704 shares of the Company's Common Stock were granted to two executives as of June 1, 1998 at an exercise price of $14.40 per share, the fair market value at that date. Options to purchase 2,213 shares were granted to another executive as of January 1, 2001 at an exercise price of $46 per share, the fair market value at that date. The options vest pro rata over five years. No options have been exercised as of December 31, 2002. The Company accounts for stock-based compensation in accordance with the intrinsic value method proscribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. In determining the fair value of the options in compliance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), the Company used the minimum value method permitted for nonpublic companies. The supplemental disclosure requirements of SFAS 123 have been omitted because the effect on net income for each of the three years in the period ended December 31, 2002 was immaterial.

8. Income Taxes

        Income tax expense (benefit) consists of the following:

	2002	2001	2000
	(In Thousands)
Current:
Federal	$1,532	$299	$940
State	302	11	89

Total	1,834	310	1,029
Deferred:
Federal	252	613	(239)
State	21	97	39

Total	273	710	(200)

	$2,107	$1,020	$829

        Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

	2002	2001
	(In Thousands)
Deferred tax liabilities:
Book in excess of tax basis of property and equipment	$5,538	$5,569

Total deferred tax liabilities	5,538	5,569
Deferred tax assets:
Vacation accrual	284	283
Pension accrual	2,197	470
Net operating loss and credit carryforwards	74	46
Other	169	241

Total deferred tax assets	2,724	1,040

Net deferred tax liabilities	$2,814	$4,529

        The reconciliation of the reported income tax expense to the amount computed at the U.S. federal statutory tax rate is:

	2002	2001	2000
	(In Thousands)
Income tax expense at U.S. statutory rate	$1,933	$737	$879
State income tax expense, net of federal tax	214	71	84
Nondeductible travel and entertainment expenses	93	91	121
Nondeductible goodwill amortization (discontinued in 2002)	—	113	113
Tax benefit of equity investment	—	—	(449)
Accrual reversal and other—net	(133)	8	81

Income tax expense	$2,107	$1,020	$829

        The Company has net operating loss carryforwards available for tax purposes in various states, totaling $765,000 expiring in 2009.

9.    Equity Investment

        On June 23, 2000, the Company sold for $5,000,000 the net assets and business of its wholly owned subsidiary, Lehigh Press Puerto Rico, Inc. ("LPPR"), to L.P.P.R., Inc., a corporation owned by Lehigh's Chairman and major stockholder. LPPR owned 50% of a printing joint venture in Puerto Rico until August 29, 1999, when it acquired the other venturer's interest in other to consummate the 2000 sale transaction. In light of the pending sale, the Company continued to account for its investment in LPPR using the equity method.

        The $5,000,000 sales price approximated the appraised fair market value of LPPR and its book value at the date of the sale, after giving effect to additional advances from Lehigh in 2000 of $930,000. The Company received $3,500,000 in cash and a note receivable of $1,500,000. The note has an interest rate of 8.5% and interest is payable semiannually. The principal is due on September 30, 2002. The cash proceeds were used to reduce debt, including a mandatory $155,000 prepayment of the Company's Term Loan.

        The $272,000 net income from this investment in the 2000 statement of operations is comprised of a net loss from operations through the date of sale of $170,000 (including depreciation of $216,000) and a net gain on the sale of $442,000.

10.    Subsequent Events

        On September 5, 2003, the stockholders signed an agreement to sell the Company to Von Hoffmann Corporation ("Von Hoffmann"), subject to Von Hoffmann's securing adequate financing to consummate the transaction and other conditions. No adjustments or reclassifications that may be necessary as a result of this transaction have been reflected in the accompanying financial statements.

        Also on September 5, 2003, the Board of Directors approved a discretionary matching contribution to the Company's 401(k) defined contribution retirement plan for all eligible employees amounting to approximately $147,000.

THE LEHIGH PRESS, INC.

BALANCE SHEETS

	July 5, 2003	December 31, 2002	June 29, 2002
	(Unaudited)		(Unaudited)
	(In Thousands)
Assets
Current assets:
Cash	$74	$749	$313
Receivables:
Trade, less allowance of $236,000 as of July 5, 2003; $91,000 as of December 31, 2002; and $247,000 as of June 29, 2002	21,848	12,896	17,680
Other	443	732	686

	22,291	13,628	18,366
Inventories:
Raw materials and supplies	2,088	2,075	2,354
Work-in-process	2,440	1,487	1,706

	4,528	3,562	4,060
Deferred income taxes	418	418	488
Other	794	680	890

Total current assets	28,105	19,037	24,117
Property and equipment, net	37,906	35,462	34,933
Goodwill	7,450	7,450	7,450
Other intangible assets, net	184	214	244
Other	109	114	133

Total assets	$73,754	$62,277	$66,877

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued expenses	$11,907	$11,314	$11,690
Accrued compensation	2,214	2,432	2,034
Accrued interest	37	152	241
Accrued income taxes	692	636	2,159

Total current liabilities	14,850	14,534	16,124
Long-term debt	41,061	33,652	38,383
Deferred income taxes	3,232	3,232	5,017
Deferred compensation, pensions, and other liabilities	8,720	7,832	1,893

Total liabilities	67,863	59,250	61,417
Stockholders' equity:
Common stock, no par value; stated value $.10 per share:
Authorized—1,000,000 shares; Issued and outstanding—195,466 shares	20	20	20
Additional paid-in capital	1,025	1025	1,025
Restricted stock—unearned compensation	—	(53)	(117)
Accumulated other comprehensive loss	(3,750)	(3,750)	(680)
Retained earnings	8,596	5,785	5,212

Total stockholders' equity	5,891	3,027	5,460

Total liabilities and stockholders' equity	$73,754	$62,277	$66,877

See accompanying notes.

THE LEHIGH PRESS, INC.

STATEMENTS OF OPERATIONS (Unaudited)

	Six Months Ended
	July 5, 2003	June 29, 2002
	(In Thousands)
Net sales	$67,316	$64,175
Cost of sales	50,001	46,051

Gross profit	17,315	18,124
Selling and administrative expenses	11,702	11,798

Operating income	5,613	6,326
Non-operating expenses:
Interest	931	1,108
Other, net	37	46

Total non-operating expenses	968	1,154

Income before income taxes	4,645	5,172
Income taxes	1,834	2,170

Net income	$2,811	$3,002

See accompanying notes.

THE LEHIGH PRESS, INC.

STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended
	July 5, 2003	June 29, 2002
	(In Thousands)
Operating activities
Net income	$2,811	$3,002
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	3,073	2,860
Amortization	173	202
Bad debt write-offs, net	145	106
Gain on sale of equipment	(12)	(10)
Changes in operating assets and liabilities:
Increase in receivables	(8,808)	(257)
Increase in inventories	(966)	(103)
(Increase) decrease in other assets	(109)	207
Increase (decrease) in current liabilities	316	(3,279)
Increase (decrease) in deferred compensation, pensions, and other	798	(1,086)

Net cash (used in) provided by operating activities	(2,579)	1,642
Investing activities
Capital expenditures	(5,605)	(1,553)
Proceeds from sale of equipment	100	10

Net cash used in investing activities	(5,505)	(1,543)
Financing activities
Borrowings under revolving credit facility, net	5,524	1,745
Payments on other borrowings	(3,612)	(2,282)
Proceeds from other borrowings	5,497	710

Net cash provided by financing activities	7,409	173

Net (decrease) increase in cash	(675)	272
Cash at beginning of period	749	41

Cash at end of period	$74	$313

Supplemental disclosures of cash flow information
Cash paid during the period for interest	$1,016	$1,082

Cash paid during the period for income taxes	$1,798	$192

See accompanying notes.

THE LEHIGH PRESS, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

JULY 5, 2003

1.    Business

        The Lehigh Press, Inc. (the "Company") operates as a comprehensive printing enterprise, producing products and materials for the commercial in-line printing market and components for the educational textbook and trade market; its customers are located throughout much of the United States.

2.    Summary of Significant Accounting Policies

Basis of Presentation

        The accompanying unaudited financial statements have been prepared in conformity with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month ended are not necessarily indicative of the results that may be expected for the fiscal year.

Interim Reporting Periods

        The Company's interim quarterly periods consist of thirteen consecutive weeks ending on a Saturday.

Accounts Receivable

        Accounts receivable are reported net of an allowance for doubtful accounts. The Company performs ongoing credit evaluations of its customers and provides for anticipated losses based on prior experience and specific collectibility matters when they arise.

Inventories

        Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment

        Property and equipment are recorded at cost and are depreciated over their estimated useful lives on the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Building and improvements are depreciated over useful lives of 20 to 30 years, machinery and equipment are depreciated over useful lives of five to 11 years, and other fixed assets are depreciated over useful lives of three to 10 years. The Company capitalizes all repairs and maintenance costs which result in significant increases to the useful life of the underlying asset. All other repair and maintenance costs are expensed as incurred.

Goodwill, Other Intangible Assets and Amortization

        Intangible assets consist of goodwill, which is no longer amortized as explained in the next paragraph, and deferred financing fees, which are amortized by the straight-line method over the seven-year term of the related debt agreement.

        Pursuant to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), the Company no longer amortizes goodwill, but instead evaluates it for impairment annually.

        SFAS 142 requires the Company to conduct its goodwill impairment testing at the reporting unit level. The Company determined its reporting units to be its book components business for the educational and trade market and its commercial printing business, compared their carrying amounts to their estimated fair values, and concluded that there was no goodwill impairment as of December 31, 2002. Fair value for this purpose was determined by reference to earnings multiples currently employed in the printing industry to value businesses similar to the Company. There has been no impairment evaluation performed subsequent to December 31, 2002.

Income Taxes

        At year end, deferred tax liabilities and assets are determined based on the difference between the book and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The deferred income tax provision or benefit reported in the annual financial statements is the difference in the net liabilities or assets as of the beginning and end of the year.

        For interim periods, income tax expense is determined using an estimated effective rate; deferred tax balances are not adjusted. For the six months ended July 5, 2003 and June 29, 2002, the estimated rate was 39.5% and 42%, respectively.

Sales Recognition

        The Company follows the industry practice of recognizing a sale upon shipment or completed production of customers' orders, whichever occurs first. Shipping costs approximating $2,184,000 and $1,508,000 for the six months ended July 5, 2003 and June 29, 2002, respectively, are included in net sales. The Company has no material amounts of finished goods inventory since substantially all of its sales are produced to customer specifications.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.    Property and Equipment

        Property and equipment are summarized as follows:

	July 5, 2003	December 31, 2002	June 29, 2002
	(In Thousands)
Land	$2,290	$2,290	$2,290
Building and improvements	12,377	12,377	11,835
Machinery and equipment	79,982	75,400	74,312
Other	1,620	1,620	1,598

	96,269	91,687	90,035
Less accumulated depreciation	(58,363)	(56,225)	(55,102)

	$37,906	$35,462	$34,933

        Interest is capitalized in connection with major construction projects of machinery and equipment. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. No interest was capitalized in the six-month periods ended July 5, 2003 and June 29, 2002.

4.    Borrowings

        Long-term debt consists of the following:

	July 5, 2003	December 31, 2002	June 29, 2002
	(In Thousands)
Term loan—LIBOR rate plus 2.75% or bank base rate plus 0.50% (3.875% at July 5, 2003), payable in quarterly installments of $766,667 commencing April 1, 2000 with a final payment of $5,051,467 due July 19, 2006	$11,951	$14,251	$15,785
Revolving credit loan—LIBOR rate plus 2.25% or bank base rate plus .25% (3.375% at July 5, 2003)	14,095	8,571	12,115
Capital expenditure loan—LIBOR rate plus 2.75% or bank base rate plus 0.50% (3.875% at July 5, 2003), payable in quarterly installments of $450,850	6,522	4,795	4,004
Equipment promissory note—7.75%, payable in monthly installments of $75,891 commencing with a final payment of $910,698 due December 21, 2011	5,657	5,888	6,000
Equipment promissory note—7.59%, interest only for 3 months with a final payment due October 1, 2003.	2,697	—	—
Junior subordinated note payable to stockholder—8%, due September 15, 2004	65	65	65
Equipment promissory note payable in monthly installments through 2004, interest rate of 6.8% and other	74	82	414

	41,061	33,652	38,383
Less: Current portion	—	—	—

Total long-term debt	$41,061	$33,652	$38,383

        The Company has a $60,000,000 credit facility that is in effect through July 19, 2006, originally consisting of $48,000,000 in term loan and revolving credit loan capacity (the Revolving Credit Commitment) and $12,000,000 in capital expenditure loan capacity. This credit loan agreement is secured by substantially all of the assets of the Company. The Revolving Credit Commitment contains various restrictive covenants with respect to additional borrowings, sales of assets or common stock, payments for cash dividends, capital expenditures or other defined transactions, and certain financial ratios.

        Borrowing under the revolving credit facility is based on a formula applied to the Company's accounts receivable and inventories. The credit facility has a fee equal to .25% of the difference between (a) the Revolving Credit Commitment of $48,000,000 (less the then-current outstanding principal portion of the term loan) and (b) the greater of (i) the actual amount of the average outstanding revolving credit loans and (ii) $25,000,000.

        An amendment to the Company's loan agreements, dated June 23, 2000, provided a revolving credit borrowing facility for L.P.P.R., Inc., a company formed by the Company's Chairman and major stockholder to effect his acquisition of the Company's net assets and business in Puerto Rico. L.P.P.R., Inc. had borrowing availability based upon the lesser of $1,600,000, or the amount obtained by applying an eligibility formula to L.P.P.R, Inc.'s accounts receivable and inventories. The Company and L.P.P.R., Inc. were liable for these borrowings on a joint and several basis. L.P.P.R. Inc. paid off its outstanding borrowings and terminated its participation in the Company's loan agreement on May 12, 2003.

        Under the capital expenditure facility, borrowings are made at 90% of the qualified capital expenditure invoiced cost. Principal payments under this facility are on a quarterly basis over five years, commencing on the first date of the fiscal quarter immediately following the date of the loan. At July 5, 2003, $1,241,000 is available for borrowing under this capital expenditure facility because repayments of outstanding borrowings cannot be re-borrowed.

        The Junior Subordinated Note of $1,565,000 is an obligation owed to the Company's Chairman and major stockholder. This note has been offset by the $1,500,000 note receivable from the Chairman acquired in the 2000 sale of the Puerto Rico business.

        The Company intends to use the funds received under the revolving credit facility to meet current maturities of long-term borrowings and, accordingly, all debt is classified as long-term in the balance sheets.

5.    Lease Commitments

        The Company leases property and equipment under operating lease arrangements expiring at various dates, including renewal options, through 2007. All of the Company's printing presses that are under operating leases contain purchase options at the end of the lease term based on pre-defined fair market values which are not considered to be bargain purchase options.

        Rent expense for the six months ended July 5, 2003 was approximately $1,404,000, and $1,581,000 for the six months ended June 29, 2002.

6.    Stockholders' Equity

        Under the terms of a five-year restricted stock agreement with the Company's President and Chief Executive Officer (the "Executive"), the Company issued 44,260 shares of restricted stock in May 1998.

        The restricted stock agreement requires the Company to repurchase the vested shares upon a change in control, as defined, at certain minimum guaranteed repurchase amounts based on the shares' then-fair value, as defined. (See Note 7.)

        An agreement with the Executive provides for the Company's reserving up to 9% of its fully diluted Common Stock for issuance pursuant to equity awards to be made at the Executive's discretion. Options to purchase a total of 17,704 shares of the Company's common stock were granted to two executives as of June 1, 1998 at an exercise price of $14.40 per share, the fair market value at that date. Options to purchase 2,213 shares were granted to another executive as of January 1, 2001 at an exercise price of $46 per share, the fair market value at that date. The options vest pro rata over five years. No options have been exercised as of July 5, 2003.

        The Company accounts for stock-based compensation in accordance with the intrinsic value method proscribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to

Employees, and related interpretations. In determining the fair value of the options in compliance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), the Company used the minimum value method permitted for nonpublic companies. The supplemental disclosure requirements of SFAS No. 123 have been omitted because the effect on net income for each of the six-month periods ended July 5, 2003 and June 29, 2002 was immaterial.

7.    Subsequent Events

        On September 5, 2003, the stockholders signed an agreement to sell the Company to Von Hoffmann Corporation ("Von Hoffmann"), subject to Von Hoffmann's securing adequate financing to consummate the transaction and other conditions. No adjustments or reclassifications that may be necessary as a result of this transaction have been reflected in the accompanying financial statements.

        Also on September 5, 2003, the Board of Directors approved a discretionary matching contribution to the Company's 401(k) defined contribution retirement plan for all eligible employees amounting to approximately $147,000.

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TABLE OF CONTENTS
INDUSTRY AND MARKET DATA
SUMMARY
Our Company
Lehigh Press Acquisition
Industry Overview
Competitive Strengths
Business Strategy
DLJ Merchant Banking Partners II, L.P.
The Transactions
Executive Offices
RISK FACTORS
THE TRANSACTIONS
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
Von Hoffmann Holdings Inc. and Subsidiaries Unaudited Pro Forma Consolidated Balance Sheet As of June 30, 2003 (in thousands)
Von Hoffmann Holdings Inc. and Subsidiaries Notes to Unaudited Pro Forma Consolidated Balance Sheet (in thousands)
Von Hoffmann Holdings Inc. and Subsidiaries Unaudited Pro Forma Consolidated Statement of Operations Year Ended December 31, 2002 (in thousands)
Von Hoffmann Holdings Inc. and Subsidiaries Unaudited Pro Forma Consolidated Statement of Operations Six Months Ended June 30, 2003 (in thousands)
Von Hoffmann Holdings Inc. and Subsidiaries Unaudited Pro Forma Consolidated Statement of Operations Six Months Ended June 30, 2002 (in thousands)
Von Hoffmann Holdings Inc. and Subsidiaries Notes to Unaudited Pro Forma Consolidated Statements of Operations (in thousands)
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CERTAIN INDEBTEDNESS
INDEPENDENT ACCOUNTANTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
THE LEHIGH PRESS, INC. BALANCE SHEETS
THE LEHIGH PRESS, INC. STATEMENTS OF OPERATIONS
THE LEHIGH PRESS, INC. STATEMENTS OF STOCKHOLDERS' EQUITY
THE LEHIGH PRESS, INC. STATEMENTS OF CASH FLOWS
THE LEHIGH PRESS, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2002
THE LEHIGH PRESS, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2002
THE LEHIGH PRESS, INC. BALANCE SHEETS
THE LEHIGH PRESS, INC. STATEMENTS OF OPERATIONS (Unaudited)
THE LEHIGH PRESS, INC. STATEMENTS OF CASH FLOWS (Unaudited)
THE LEHIGH PRESS, INC. NOTES TO FINANCIAL STATEMENTS (UNAUDITED) JULY 5, 2003